 Exhibit 99.3
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis (MD&A) dated October 27, 2021. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
“In the third quarter of 2021, Suncor generated funds from operations of  $2.6 billion, underpinned by strong results from the Refining & Marketing business and including the significant planned turnaround at Oil Sands Base,” said Mark Little, president and chief executive officer. “Since the start of 2021, we have returned $2.6 billion to our shareholders through share repurchases and dividends and have reduced net debt by $3.1 billion, demonstrating significant progress towards fortifying our balance sheet and meeting our capital allocation targets for the year.”
•
Funds from operations(1) increased to $2.641 billion ($1.79 per common share) in the third quarter of 2021, compared to $1.166 billion ($0.76 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.718 billion ($3.19 per common share) in the third quarter of 2021, compared to $1.245 billion ($0.82 per common share) in the prior year quarter.

•
The company recorded operating earnings(1)(2) of  $1.043 billion ($0.71 per common share) in the third quarter of 2021, compared to an operating loss of  $338 million ($0.22 per common share) in the prior year quarter. The company had net earnings of  $877 million ($0.59 per common share) in the third quarter of 2021, compared to a net loss of  $12 million ($0.01 per common share) in the prior year quarter.

•
Refining and Marketing (R&M) delivered $947 million in funds from operations in the current period, marking the third highest results for third quarter funds from operations on record. The increase in funds from operations in the third quarter of 2021, compared to $594 million in the prior year quarter, was a result of the improving business environment and strong refinery utilizations of 99%, and was achieved despite Canadian gasoline and diesel demand estimated to be 7%(3) below the comparable period in 2019. R&M funds from operations included a first-in, first-out (FIFO) inventory valuation gain of  $84 million after-tax in the third quarter of 2021, compared to $164 million in the prior year quarter.

•
Suncor’s total upstream production increased to 698,600 barrels of oil equivalent per day (boe/d) in the third quarter of 2021, compared to 616,200 boe/d in the prior year quarter, due to continued strong performance from the company’s In Situ assets and increased production volumes at Syncrude, partially offset by the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag, which was completed in the quarter.

•
Suncor successfully assumed the role of operator of the Syncrude asset on September 30, 2021, a critical step towards driving greater integration, efficiencies and competitiveness across all Suncor-operated assets in the region.

•
Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the Asset Life Extension (ALE) project, which is expected to extend production life by approximately 10 years.

•
Suncor, together with eight Indigenous communities, announced the formation of Astisiy Limited Partnership (Astisiy), which has signed agreements to acquire a 15% equity interest in the Northern Courier Pipeline. The pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, will be operated by Suncor and is expected to provide the eight Indigenous communities with reliable income for decades.

•
In the third quarter of 2021, the company returned $1.0 billion to its shareholders through $704 million in share repurchases and payment of  $309 million of dividends, and reduced net debt(4) by $2.0 billion.

•
Since the beginning of 2021, Suncor has reduced net debt by $3.1 billion and repurchased $1.7 billion of its common shares since the start of its normal course issuer bid program (NCIB) in February 2021, representing approximately 63 million common shares at an average price of  $26.39 per common share, or the equivalent of 4.1% of Suncor’s issued and outstanding common shares as at January 31, 2021. The company is on track to exceed its previously communicated debt reduction and share repurchase targets for the year.

•
Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021.

•
Subsequent to the third quarter of 2021, Suncor’s Board of Directors (the Board) approved a quarterly dividend of  $0.42 per share, which represents an increase of 100% over the prior quarter dividend, reinstating the dividend to the 2019 level. The Board also approved an increase to the company’s share repurchase program to approximately 7% of Suncor’s public float as at January 31, 2021 and concurrently, the Toronto Stock Exchange (TSX) accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to 7% of the company’s public float. The acceleration of share repurchases, dividend increase and expected net debt reductions, compared to the company’s previously announced targets demonstrate the progress made during the year and management’s confidence in the company’s ability to generate cash flow and its commitment to increased shareholder returns.

(1)
Funds from operations and operating earnings (loss) are non-GAAP financial measures. See page 6 for a reconciliation of net earnings (loss) to operating earnings (loss). See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Sources: IHS Markit and Statistics Canada.

(4)
Net debt is equal to total debt less cash and cash equivalents.

(1)
Funds from operations, operating earnings (loss) and ROCE are non-GAAP financial measures. See page 6 for a reconciliation of net earnings (loss) to operating earnings (loss). See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Includes the impacts of the Government of Alberta’s mandatory production curtailments in 2020.

(4)
Includes the impacts of the COVID-19 pandemic for all periods presented.

(5)
Includes impairment charges of  $3.352 billion after-tax related to the fourth quarter of 2019, $1.798 billion after-tax related to the first quarter of 2020, $423 million after-tax related to the fourth quarter of 2020 and an impairment reversal of  $168 million after-tax related to the third quarter of 2021.

Financial Results
Operating Earnings (Loss)
Suncor’s operating earnings increased to $1.043 billion ($0.71 per common share) in the third quarter of 2021, from an operating loss of  $338 million ($0.22 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher crude oil and refined product realizations reflecting the improved business environment, higher crude production and refinery crude throughput, and lower depreciation, depletion and amortization (DD&A) and exploration expenses. Operating earnings were partially offset by an increase in operating expenses and royalties associated with Suncor’s increased production in the third quarter of 2021. The prior year quarter operating earnings were negatively impacted by the unprecedented decline in transportation fuel demand, partially offset by lower operating costs.
2   2021 Third Quarter   Suncor Energy Inc.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Net Earnings (Loss)
Suncor’s net earnings were $877 million ($0.59 per common share) in the third quarter of 2021, compared to a net loss of $12 million ($0.01 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the third quarter of 2021 were impacted by a $257 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt, a non-cash after-tax impairment reversal of  $168 million against the Terra Nova assets, a $60 million after-tax loss for early repayment of long-term debt and a $17 million after-tax unrealized loss on risk management activities. The net loss in the prior year quarter included a $290 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $36 million after-tax unrealized gain on risk management activities.
Funds from Operations and Cash Flow Provided by Operating Activities
Funds from operations were $2.641 billion ($1.79 per common share) in the third quarter of 2021, compared to $1.166 billion ($0.76 per common share) in the third quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.718 billion ($3.19 per common share) for the third quarter of 2021, compared to $1.245 billion ($0.82 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a greater source of cash associated with the company’s working capital balances in the current period compared to the prior year quarter. The source of cash in the third quarter of 2021 was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.
2021 Third Quarter   Suncor Energy Inc.   3

Operating Results
Suncor’s total upstream production increased to 698,600 boe/d in the third quarter of 2021, compared to 616,200 boe/d in the prior year quarter, reflecting continued strong performance from the company’s In Situ assets and increased production volumes at Syncrude, partially offset by the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag, which was completed in the quarter.
The company’s net synthetic crude oil production was 405,500 barrels per day (bbls/d) in the third quarter of 2021 compared to 410,800 bbls/d in the prior year quarter. In the third quarter of 2021, the company completed its five-year planned turnaround at Oil Sands Base plant Upgrader 2, and subsequent to the quarter the asset ramped up to normal operating rates. Syncrude upgrader utilization was 91% in the third quarter of 2021, compared to 78% in the prior year quarter. The prior year quarter was impacted by planned turnaround maintenance at both Oil Sands operations and Syncrude, and an operational incident at the secondary extraction facilities at Oil Sands Base plant.
The company’s non-upgraded bitumen production increased to 199,600 bbls/d in the third quarter of 2021 from 108,200 bbls/d in the prior year quarter due to continued strong performance from the company’s In Situ assets and the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2, resulting in less Firebag volumes being processed at the upgrader and therefore increased non-upgraded bitumen being sold to market. The increase in production was partially offset by planned maintenance at Firebag in the third quarter of 2021. Production at Fort Hills increased during the third quarter of 2021, compared to the prior year quarter. During the third quarter of 2021, significant progress on the mine ramp up strategy was achieved and Fort Hills continued to manage overburden removal and build ore inventory according to plan. Fort Hills is expected to transition to a two-train operation and operate at full production rates by the end of the year.
Exploration and Production (E&P) produced 93,500 boe/d during the third quarter of 2021, compared to 97,200 boe/d in the prior year quarter. The decrease was primarily due to natural production declines, partially offset by higher production at the Golden Eagle Area Development and liftings in Libya in the third quarter of 2021 compared to no liftings in the prior year quarter.
Refinery crude throughput increased to 460,300 bbls/d and refinery utilization was 99% in the third quarter of 2021, compared to refinery crude throughput of 399,700 bbls/d and refinery utilization of 87% in the prior year quarter, reflecting strong utilizations across all refineries comparable to the same periods in 2018 and 2019, despite Canadian gasoline and diesel demand estimated to be 7%(1) below the comparable period in 2019. The prior year quarter reflected reduced rates due to the completion of an eight-week planned turnaround at the Edmonton refinery and lower demand for refined products.
Refined product sales in the third quarter of 2021 increased to 551,500 bbls/d, compared to 534,000 bbls/d in the prior year quarter. Strong utilizations during the quarter, increased demand and secured sales channels positioned the company to capture the improved business environment.
“We continue to execute on our commitment to operational excellence across our assets. During the third quarter of 2021, Suncor once again outperformed the Canadian refining average, achieving 99% utilization at our refineries, and capturing funds from operations that exceeded the comparable 2019 levels in the downstream business,” said Little. “In 2021, we completed the largest annual maintenance program in the company’s history, including the completion of the significant turnaround at Oil Sands Base and planned maintenance at Firebag during the quarter, enabling us to return to normal production rates across our asset base in the fourth quarter.”
The company’s total operating, selling and general expenses were $2.768 billion in the third quarter of 2021, compared to $2.235 billion in the prior year quarter. The increase was primarily due to higher crude production and refinery crude throughput, a significant increase in natural gas prices and lower costs in the prior year quarter. The increase was partially offset by cost reductions related to the company’s strategic initiatives. Increased production in the quarter resulted in higher absolute costs but lower cash operating costs per barrel(2) at Oil Sands operations and Syncrude. The prior year quarter reflected lower costs related to specific measures taken by the company to reduce operating costs in response to the COVID-19 pandemic.
In the first nine months of 2021, the company’s total operating, selling and general expenses were $8.388 billion, which included one-time costs associated with restructuring and integration charges. While the company has made progress on its cost reduction initiatives, it currently estimates that fourth quarter operating, selling, and general expenses will be in line with the year-to-date run rate due to the planned increase in upstream production volumes in the fourth quarter and the expected increase in natural gas input prices. The company’s exposure to higher natural gas costs is partially mitigated by increased revenue from power sales.
(1)
Sources: IHS Markit and Statistics Canada.

(2)
Non-GAAP financial measures. See Non-GAAP Financial Measures Advisory section of the MD&A.

4   2021 Third Quarter   Suncor Energy Inc.

Strategy Update
Suncor remains focused on operational excellence and its capital allocation strategy; fortifying the balance sheet through debt reductions and increasing the return to its shareholders in the form of accelerated share repurchases and increased dividends. In the third quarter of 2021, the company continued to make meaningful progress towards its debt reduction strategy by exercising the early redemption option on its outstanding US$750 million 3.60% notes, originally maturing in December 2024, as well as reducing short-term debt by approximately $1.1 billion, contributing to a reduction in net debt of approximately $2.0 billion. Since the start of 2021, Suncor has reduced net debt by $3.1 billion and the company expects to return to 2019 net debt levels during the fourth quarter and be within its 2025 targeted net debt range by the end of the year.
In the third quarter of 2021, the company repurchased approximately 28 million common shares for $704 million under its NCIB and paid $309 million of dividends. Share repurchases in the quarter represent 1.8% of Suncor’s issued and outstanding common shares as at January 31, 2021, and were purchased at an average price of  $25.05 per common share. Since the start of its NCIB in February 2021, the company has repurchased $1.7 billion in common shares, representing approximately 63 million common shares at an average price of  $26.39 per common share, or the equivalent of 4.1% of Suncor’s issued and outstanding common shares as at January 31, 2021. Since the beginning of 2021, the company has returned approximately $2.6 billion to shareholders, including $1.7 billion in common share repurchases and $943 million in dividends paid, demonstrating its commitment to shareholder returns.
Subsequent to the third quarter of 2021, the Board approved a quarterly dividend of  $0.42 per share, which represents an increase of 100% over the prior quarter dividend, as well as an increase to the company’s share repurchase program to approximately 7% of Suncor’s public float as at January 31, 2021. Concurrently, the TSX accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to 7% of the company’s public float. The acceleration of the share repurchases, dividend increase and expected net debt reductions, compared to the company’s previously announced targets demonstrate the progress made during the year and management’s confidence in the company’s ability to generate cash flow and its commitment to increased shareholder returns.
On September 30, 2021, Suncor successfully assumed the role of operator of the Syncrude asset, a critical step towards driving greater efficiencies and competitiveness across all Suncor-operated assets in the region. Suncor assuming operatorship reflects the company’s confidence in the Syncrude asset and Suncor expects to improve operational performance, efficiency and competitiveness and capture increased value by capitalizing on the collective strength of all of the Suncor-operated assets in the region. The change in operatorship is expected to generate annual gross synergies for the joint venture owners of  $100 million in the first six months, with an additional $200 million through 2022-2023.
In E&P, Suncor, together with the co-owners of the Terra Nova project, finalized an agreement to restructure the project ownership and move forward with the ALE project. As a result of the agreement, Suncor increased its ownership in the project by approximately 10% to 48% in exchange for a cash payment from the exiting owners, and the agreement includes the previously disclosed royalty and financial support from the Government of Newfoundland and Labrador. Proceeds from the acquisition will be used to partially fund future capital expenditures for the ALE project. Maintenance work on the Floating, Production, Storage and Offloading (FPSO) facility commenced late in the quarter and the FPSO is expected to sail to dry dock in Ferrol, Spain, later in 2021. A safe return to operations is anticipated before the end of 2022. The ALE project is expected to extend the production life by approximately 10 years, provide an additional 70 million barrels of resource for the partnership and provide many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment.
Suncor also entered into a conditional agreement to increase its interest in the White Rose asset subject to an economic restart decision for the West White Rose project by mid-2022. Should the decision to restart occur, Suncor has agreed to increase its interest in the White Rose asset by 12.5% to approximately 40% in exchange for a cash payment by the operator to Suncor.
“We continue to deliver on capital discipline and our strategy of optimizing our base business while focusing on high-margin, low-capital projects that deliver significant returns, cash flow and long-term value generation for our shareholders,” said Little. “In the third quarter of 2021, we successfully assumed the role of operator of the Syncrude asset, announced that we are progressing the Terra Nova Asset Life Extension project and, subsequent to the quarter, completed the sale of our working interest in the Golden Eagle Area Development.”
Suncor’s strategy is underpinned by the company’s principles of capital discipline and operational excellence. The company’s 2021 capital expenditures have been heavily focused on the safety and reliability of the company’s operations, which included the completion of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag in the third quarter, and significant turnaround activities at Syncrude, Buzzard and across all of the company’s refineries in the second quarter. All significant planned maintenance has been safely completed for 2021, reinforcing the decision to stagger the company’s planned turnarounds at Oil Sands Base plant Upgrader 2 and Syncrude in response to the impacts of the COVID-19 pandemic in the Fort McMurray region.
2021 Third Quarter   Suncor Energy Inc.   5

The company continues to advance a number of strategic initiatives that are expected to contribute to the company’s $2.15 billion incremental free funds flow(1) target. Significant initiatives contributing to the target include tailings management, the expansion of our supply, marketing and trading capabilities, completion of the interconnecting pipelines between Oil Sands Base plant and Syncrude and asset debottlenecks. A tailings management initiative implemented recently, Permanent Aquatic Storage Structure, has lowered tailings treatment and handling requirements resulting in decreased sustaining capital and tailings management spend.
During the third quarter of 2021, Suncor also announced the formation of Astisiy, a partnership with eight Indigenous communities in the Regional Municipality of Wood Buffalo, which has signed agreements to acquire an equity interest in the Northern Courier Pipeline. This historic partnership includes Suncor, three First Nations and five Métis communities who, together, will own a 15% stake in this approximately $1.3 billion pipeline asset. Partners are expected to benefit from revenues generated through competitive tolls from long-term transportation and terminalling services agreements supporting the pipeline, regardless of the price of crude. The pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, will be operated by Suncor upon completion of the purchase, and adds to Suncor’s existing pipelines and infrastructure that the company operates in the region. The transaction is anticipated to close in the fourth quarter of 2021.
Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021. The proceeds will be used to support Suncor’s capital allocation strategy.
Operating Earnings (Loss) Reconciliation(1)(2)
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	877	(12)	2 566	(4 151)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	257	(290)	(80)	253
Unrealized loss (gain) on risk management activities(2)	17	(36)	7	(4)
Restructuring charge(3)	—	—	126	—
Asset impairment (reversal)(4)	(168)	—	(168)	1 798
Loss on early repayment of long-term debt(5)	60	—	60	—
Operating earnings (loss)(1)(2)	1 043	(338)	2 511	(2 104)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of  $168 million on its share of the Terra Nova assets, in the E&P segment, as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(5)
Charges associated with the early repayment of debt in the Corporate segment.

(1)
Non-GAAP financial measure. See Non-GAAP Financial Measures Advisory section of the MD&A.

6   2021 Third Quarter   Suncor Energy Inc.

Corporate Guidance
Suncor has updated its full-year business environment outlook assumptions for Brent Sullom Voe from US$68.00/bbl to US$71.00/bbl, WTI at Cushing from US$65.00/bbl to US$68.00/bbl, WCS at Hardisty from US$52.00/bbl to US$55.00/bbl and New York Harbor 2-1-1 crack from US$18.00/bbl to US$19.00/bbl, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full-year current income tax expense range has increased from $1.2 billion – $1.5 billion to $1.4 billion – $1.7 billion.
In addition, Oil Sands operations Crown royalties have been updated from 4% – 6% to 5% – 7%, Syncrude crown royalties have been updated from 9% – 12% to 10% – 13% and East Coast Canada crown royalties have been updated from 10% – 14% to 11% – 15%, with the increase in royalty rates attributed to higher forecasted benchmark prices.
For further details and advisories regarding Suncor’s 2021 annual guidance, see www.suncor.com/guidance.
Normal Course Issuer Bid
Subsequent to the third quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021, to purchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended.
Between February 8, 2021, and October 25, 2021, and pursuant to the NCIB, Suncor has already repurchased approximately $1.834 billion of common shares on the open market. Pursuant to the NCIB (as amended), Suncor has agreed that it will not purchase more than 106,700,000 common shares, of which 69,058,156 common shares have already been purchased between February 8, 2021, and October 25, 2021.
The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term growth strategy.
Measurement Conversions
Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.
2021 Third Quarter   Suncor Energy Inc.   7

Management’s Discussion and Analysis
October 27, 2021
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil; and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020, dated February 24, 2021 (the 2020 annual MD&A).
This MD&A, for the three and nine months ended September 30, 2021, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2021, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2020, and the 2020 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 24, 2021 (the 2020 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
8   2021 Third Quarter   Suncor Energy Inc.

1. Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which is on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2021, the company revised the presentation of its expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact to net earnings (loss) and comparative periods have been restated to reflect this change.
Non-GAAP Financial Measures
Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts − are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow (deficit), refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2020 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
2021 Third Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
2. Third Quarter Highlights
•
Third quarter financial results

•
Suncor’s operating earnings(1)(2) increased to $1.043 billion ($0.71 per common share) in the third quarter of 2021, from an operating loss of  $338 million ($0.22 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher crude oil and refined product realizations reflecting the improved business environment, higher crude production and refinery crude throughput, and lower DD&A and exploration expenses. Operating earnings were partially offset by an increase in operating expenses and royalties associated with Suncor’s increased production in the third quarter of 2021. The prior year quarter operating earnings were negatively impacted by the unprecedented decline in transportation fuel demand, partially offset by lower operating costs.

•
Suncor’s net earnings were $877 million ($0.59 per common share) in the third quarter of 2021, compared to a net loss of  $12 million ($0.01 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the third quarter of 2021 were impacted by a $257 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt, a non-cash after-tax impairment reversal of $168 million against the Terra Nova assets, a $60 million after-tax loss for early repayment of long-term debt and a $17 million after-tax unrealized loss on risk management activities. The net loss in the prior year quarter included a $290 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $36 million after-tax unrealized gain on risk management activities.

•
Funds from operations(1) were $2.641 billion ($1.79 per common share) in the third quarter of 2021, compared to $1.166 billion ($0.76 per common share) in the third quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.718 billion ($3.19 per common share) for the third quarter of 2021, compared to $1.245 billion ($0.82 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a greater source of cash associated with the company’s working capital balances in the current period compared to the prior year quarter. The source of cash in the third quarter of 2021 was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.

•
R&M delivered strong results. Refining and Marketing (R&M) delivered $947 million in funds from operations in the current period, marking the third highest results for third quarter funds from operations on record. The increase in funds from operations in the third quarter of 2021, compared to $594 million in the prior year quarter, was a result of the improving business environment and strong refinery utilizations of 99%, and was achieved despite Canadian gasoline and diesel demand estimated to be 7%(3) below the comparable period in 2019. R&M funds from operations included a first-in, first-out (FIFO) inventory valuation gain of  $84 million after-tax in the third quarter of 2021, compared to $164 million in the prior year quarter.

•
Strong upstream performance and completion of a planned turnaround. Suncor’s total upstream production increased to 698,600 boe/d in the third quarter of 2021, compared to 616,200 boe/d in the prior year quarter, due to continued strong performance from the company’s In Situ assets and increased production volumes at Syncrude, partially offset by the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag, which was completed in the quarter.

•
Suncor assumes operatorship of Syncrude. Suncor successfully assumed the role of operator of the Syncrude asset on September 30, 2021, a critical step towards driving greater integration, efficiencies and competitiveness across all Suncor-operated assets in the region.

•
Terra Nova Asset Life Extension project moving forward. Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the Asset Life Extension (ALE) project, which is expected to extend production life by approximately 10 years.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Sources: IHS Markit and Statistics Canada.

10   2021 Third Quarter   Suncor Energy Inc.

•
Historic partnership with Indigenous Communities. Suncor, together with eight Indigenous communities, announced the formation of Astisiy Limited Partnership, which has signed agreements to acquire a 15% equity interest in the Northern Courier Pipeline. The pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, will be operated by Suncor and is expected to provide the eight Indigenous communities with reliable income for decades.

•
Maximized shareholder returns and fortified the balance sheet. In the third quarter of 2021, the company returned $1.0 billion to its shareholders through $704 million in share repurchases and payment of  $309 million of dividends, and reduced net debt(1) by $2.0 billion.

•
On track to reach debt reduction and capital allocation targets. Since the beginning of 2021, Suncor has reduced net debt by $3.1 billion and repurchased $1.7 billion of its common shares since the start of its normal course issuer bid program (NCIB) in February 2021, representing approximately 63 million common shares at an average price of  $26.39 per common share, or the equivalent of 4.1% of Suncor’s issued and outstanding common shares as at January 31, 2021. The company is on track to exceed its previously communicated debt reduction and share repurchase targets for the year.

•
Completed sale of the Golden Eagle Area Development. Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021.

•
Reinstatement of the 2019 dividend and acceleration of the share repurchase program. Subsequent to the third quarter of 2021, Suncor’s Board of Directors (the Board) approved a quarterly dividend of  $0.42 per share, which represents an increase of 100% over the prior quarter dividend, reinstating the dividend to the 2019 level. The Board also approved an increase to the company’s share repurchase program to approximately 7% of Suncor’s public float as at January 31, 2021 and concurrently, the Toronto Stock Exchange (TSX) accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to 7% of the company’s public float. The acceleration of share repurchases, dividend increase and expected net debt reductions, compared to the company’s previously announced targets demonstrate the progress made during the year and management’s confidence in the company’s ability to generate cash flow and its commitment to increased shareholder returns.

(1)
Net debt is equal to total debt less cash and cash equivalents.

2021 Third Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
3. Consolidated Financial Information
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)
Oil Sands	484	(531)	1 251	(3 503)
Exploration and Production	407	25	820	(453)
Refining and Marketing	646	384	1 728	598
Corporate and Eliminations	(660)	110	(1 233)	(793)
Total	877	(12)	2 566	(4 151)
Operating earnings (loss)(1)(2)
Oil Sands	489	(539)	1 253	(2 135)
Exploration and Production	239	25	652	(31)
Refining and Marketing	658	356	1 733	602
Corporate and Eliminations	(343)	(180)	(1 127)	(540)
Total	1 043	(338)	2 511	(2 104)
Funds from (used in) operations(1)
Oil Sands	1 591	556	4 671	1 257
Exploration and Production	357	260	1 053	742
Refining and Marketing	947	594	2 490	1 293
Corporate and Eliminations	(254)	(244)	(1 101)	(637)
Total	2 641	1 166	7 113	2 655
Change in non-cash working capital	2 077	79	2 036	(794)
Cash flow provided by operating activities	4 718	1 245	9 149	1 861
Capital and exploration expenditures(3)
Asset sustainment and maintenance	821	653	2 309	1 802
Economic investment	362	259	956	1 063
Total	1 183	912	3 265	2 865
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Discretionary free funds flow (deficit)(1)	1 496	179	3 814	(538)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Excludes capitalized interest of  $38 million in the third quarter of 2021 and $29 million in the third quarter of 2020.

12   2021 Third Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Production volumes by segment
Oil Sands – SCO (mbbls/d)	405.5	410.8	452.8	450.3
Oil Sands – Non-upgraded bitumen (mbbls/d)	199.6	108.2	183.9	117.2
Exploration and Production (mboe/d)	93.5	97.2	90.9	102.9
Total (mboe/d)	698.6	616.2	727.6	670.4
Refinery utilization (%)	99	87	87	86
Refinery crude oil processed (mbbls/d)	460.3	399.7	404.8	396.5
Net Earnings (Loss)
Suncor’s consolidated net earnings for the third quarter of 2021 were $877 million, compared to a net loss of  $12 million for the prior year quarter. Net earnings were primarily caused by the same factors that resulted in the operating earnings described subsequently in this section of this MD&A.
Other items affecting net earnings (loss) over these periods included:
•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $257 million for the third quarter of 2021, compared to a gain of  $290 million for the third quarter of 2020.

•
During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of  $168 million against its share of the Terra Nova assets, in the Exploration and Production (E&P) segment, as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

•
During the third quarter of 2021, the company recorded an after-tax loss of  $60 million for early repayment of long-term debt, in the Corporate segment.

•
The after-tax unrealized loss on risk management activities was $17 million for the third quarter of 2021, compared to a gain of  $36 million for the third quarter of 2020.

2021 Third Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Operating Earnings (Loss) Reconciliation(1)(2)
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	877	(12)	2 566	(4 151)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	257	(290)	(80)	253
Unrealized loss (gain) on risk management activities(2)	17	(36)	7	(4)
Restructuring charge(3)	—	—	126	—
Asset impairment (reversal)(4)	(168)	—	(168)	1 798
Loss on early repayment of long-term debt(5)	60	—	60	—
Operating earnings (loss)(1)(2)	1 043	(338)	2 511	(2 104)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of  $168 million on its share of the Terra Nova assets, in the E&P segment, as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(5)
Charges associated with the early repayment of debt in the Corporate segment.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

14   2021 Third Quarter   Suncor Energy Inc.

Suncor’s operating earnings increased to $1.043 billion ($0.71 per common share) in the third quarter of 2021, from an operating loss of  $338 million ($0.22 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher crude oil and refined product realizations reflecting the improved business environment, higher crude production and refinery crude throughput, and lower DD&A and exploration expenses. Operating earnings were partially offset by an increase in operating expenses and royalties associated with Suncor’s increased production in the third quarter of 2021. The prior year quarter operating earnings were negatively impacted by the unprecedented decline in transportation fuel demand, partially offset by lower operating costs.
In the first nine months of 2021, the company’s total operating, selling and general expenses were $8.388 billion, which included one-time costs associated with restructuring and integration charges. While the company has made progress on its cost reduction initiatives, it currently estimates that fourth quarter operating, selling, and general expenses will be in line with the year-to-date run rate due to the planned increase in upstream production volumes in the fourth quarter and the expected increase in natural gas input prices. The company’s exposure to higher natural gas costs is partially mitigated by increased revenue from power sales.
After-Tax Share-Based Compensation Expense (Recovery) by Segment
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Oil Sands	2	(6)	44	(13)
Exploration and Production	—	(1)	5	(2)
Refining and Marketing	1	(4)	26	(8)
Corporate and Eliminations	(1)	(20)	78	(40)
Total share-based compensation expense (recovery)	2	(31)	153	(63)
The after-tax share-based compensation impact on results was an expense of  $2 million during the third quarter of 2021, compared to a recovery of  $31 million during the prior year quarter, as a result of a smaller change in share price during the current period when compared to the share price decrease in the prior year quarter.
2021 Third Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended September 30		Average for the nine months ended September 30
		2021	2020	2021	2020
WTI crude oil at Cushing	US$/bbl	70.55	40.95	64.85	38.30
Dated Brent crude	US$/bbl	73.45	43.00	67.75	40.80
Dated Brent/Maya crude oil FOB price differential	US$/bbl	7.80	3.50	6.25	7.35
MSW at Edmonton	Cdn$/bbl	83.75	51.30	75.90	44.50
WCS at Hardisty	US$/bbl	56.95	31.90	52.35	24.65
Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(13.60)	(9.05)	(12.50)	(13.65)
SYN-WTI differential	US$/bbl	(1.60)	(2.45)	(1.60)	(3.20)
Condensate at Edmonton	US$/bbl	69.20	37.55	64.60	35.30
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	2.25	3.30	2.10
Alberta Power Pool Price	Cdn$/MWh	100.35	43.85	100.10	46.90
New York Harbor 2-1-1 crack(1)	US$/bbl	20.90	10.20	18.95	12.40
Chicago 2-1-1 crack(1)	US$/bbl	20.45	7.75	18.05	8.10
Portland 2-1-1 crack(1)	US$/bbl	26.70	12.55	22.40	14.30
Gulf Coast 2-1-1 crack(1)	US$/bbl	19.55	8.55	17.45	10.20
Exchange rate	US$/Cdn$	0.79	0.75	0.80	0.74
Exchange rate (end of period)	US$/Cdn$	0.78	0.75	0.78	0.75

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the third quarter of 2021, crude oil and crack spread benchmarks improved compared to the prior year quarter, which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the third quarter of 2021 reflected an increase in WTI at Cushing, which averaged US$70.55/bbl compared to US$40.95/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $83.75/bbl in the third quarter of 2021 compared to $51.30/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$56.95/bbl in the third quarter of 2021, from US$31.90/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales, and the price variance between Hardisty, Alberta, and U.S. Gulf Coast heavy pricing.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the third quarter of 2021.
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$73.45/bbl in the third quarter of 2021 compared to US$43.00/bbl in the prior year quarter.
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily
16   2021 Third Quarter   Suncor Energy Inc.

reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, the U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix; and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the third quarter of 2021, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$27.60/bbl in the third quarter of 2021 compared to US$16.80/bbl in the third quarter of 2020, primarily related to the increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $3.60/mcf in the third quarter of 2021, from $2.25/mcf in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price increased to an average of $100.35/MWh in the third quarter of 2021 compared to $43.85/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. The Canadian dollar strengthened in relation to the U.S. dollar in the third quarter of 2021, as the average exchange rate increased to US$0.79 per one Canadian dollar from US$0.75 per one Canadian dollar in the prior year quarter. This rate increase had a negative impact on price realizations for the company during the third quarter of 2021 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 63% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.
2021 Third Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
4. Segment Results and Analysis
Oil Sands
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Gross revenues	4 977	2 567	13 964	7 536
Less: Royalties	(504)	(36)	(882)	(77)
Operating revenues, net of royalties	4 473	2 531	13 082	7 459
Net earnings (loss)	484	(531)	1 251	(3 503)
Adjusted for:
Unrealized loss (gain) on risk management activities(1)	5	(8)	2	(8)
Impairment(2)	—	—	—	1 376
Operating earnings (loss)(3)	489	(539)	1 253	(2 135)
Funds from operations(3)	1 591	556	4 671	1 257

(1)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

18   2021 Third Quarter   Suncor Energy Inc.

The Oil Sands segment had operating earnings of  $489 million in the third quarter of 2021, compared to an operating loss of $539 million in the prior year quarter. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year quarter as a result of the COVID-19 pandemic, increased production and lower DD&A expenses. Operating earnings were partially offset by an increase in royalties and operating expenses associated with Suncor’s increased production in the third quarter of 2021.
Production Volumes(1)
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2021	2020	2021	2020
SCO and diesel production(2)	418.8	421.1	467.0	461.2
Internally consumed diesel and internal transfers(3)(4)	(13.3)	(10.3)	(14.2)	(10.9)
Upgraded production	405.5	410.8	452.8	450.3
Bitumen production	203.9	108.2	186.0	117.2
Internal bitumen transfers(4)	(4.3)	—	(2.1)	—
Non-upgraded bitumen production	199.6	108.2	183.9	117.2
Total Oil Sands production	605.1	519.0	636.7	567.5

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the third quarter of 2021, Oil Sands operations production volumes included 8,400 bbls/d of internallyconsumed diesel, of which 6,300 bbls/d was consumed at Oil Sands Base, 1,600 bbls/d was consumed at Fort Hills and 500 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,700 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the third quarter of 2021, Oil Sands operations included 2,000 bbls/d of SCO and 1,500 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 200 bbls/d of SCO and 2,800 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

The company’s net SCO production was 405,500 bbls/d in the third quarter of 2021 compared to 410,800 bbls/d in the prior year quarter. In the third quarter of 2021, the company completed its five-year planned turnaround at Oil Sands Base plant Upgrader 2, and subsequent to the quarter the asset ramped up to normal operating rates. Syncrude upgrader utilization was 91% in the third quarter of 2021, compared to 78% in the prior year quarter. The prior year quarter was impacted by planned turnaround maintenance at both Oil Sands operations and Syncrude, and an operational incident at the secondary extraction facilities at Oil Sands Base plant.
The company’s non-upgraded bitumen production increased to 199,600 bbls/d in the third quarter of 2021 from 108,200 bbls/d in the prior year quarter due to continued strong performance from the company’s In Situ assets and the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2, resulting in less Firebag volumes being processed at the upgrader and therefore increased non-upgraded bitumen being sold to market. The increase in production was partially offset by planned maintenance at Firebag in the third quarter of 2021. Production at Fort Hills increased during the third quarter of 2021, compared to the prior year quarter. During the third quarter of 2021, significant progress on the mine ramp up strategy was achieved and Fort Hills continued to manage overburden removal and build ore inventory according to plan. Fort Hills is expected to transition to a two-train operation and operate at full production rates by the end of the year.
Sales Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2021	2020	2021	2020
SCO and diesel	418.6	420.1	455.4	458.4
Non-upgraded bitumen	194.4	119.1	186.2	121.0
Total	613.0	539.2	641.6	579.4
SCO and diesel sales volumes were 418,600 bbls/d in the third quarter of 2021, compared to 420,100 bbls/d in the prior year quarter, consistent with the decrease in upgraded production.
2021 Third Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
Non-upgraded bitumen sales volumes increased to 194,400 bbls/d in the third quarter of 2021, compared to 119,100 bbls/d in the prior year quarter, and were influenced by the same factors that affected production volumes, discussed above, partially offset by a build of inventory in the current period.
Price Realizations
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2021	2020	2021	2020
SCO and diesel	80.21	46.18	73.44	42.45
Non-upgraded bitumen	59.91	24.28	51.16	19.83
Crude sales basket (all products)	73.78	41.34	66.97	37.73
Crude sales basket, relative to WTI	(15.12)	(13.19)	(14.16)	(14.10)
Oil Sands price realizations increased in the third quarter of 2021 from the prior year quarter, in line with the improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic. Price realizations have improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.
Royalties
Royalties for the Oil Sands segment were higher in the third quarter of 2021 compared to the prior year quarter, primarily due to increased royalties for In Situ operations due to Firebag being in the higher post-payout phase of its royalty agreement, higher crude price realizations and increased production volumes.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses increased in the third quarter of 2021 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset. In the third quarter of 2020, the relief provided under the Government of Canada’s Emergency Wage Subsidy (CEWS) program, in addition to safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic, have been included in operating and transportation expense by asset. These costs, however, have been excluded from cash operating costs per barrel for comparability purposes.
At Oil Sands operations, operating costs increased compared to the prior year quarter, primarily due to higher production and increased natural gas prices.
At Fort Hills, operating costs in the third quarter of 2021 increased when compared to the prior year quarter, reflecting increased mine activity to remove overburden and increase ore inventory in preparation for the transition back to a two-train operation in the fourth quarter. The third quarter of 2020 reflected reduced costs associated with a one-train operation as a result of the decline in the business environment. Operating costs during the third quarter of 2021 were also impacted by increased natural gas prices compared to the prior year quarter.
Suncor’s share of Syncrude operating costs in the third quarter of 2021 increased when compared with the prior year quarter, primarily due to higher production and increased natural gas prices, partially offset by decreased maintenance costs.
DD&A expense for the third quarter of 2021 was lower compared to the prior year quarter, as the prior year quarter included higher derecognition charges of property, plant and equipment and exploration and evaluation assets.
20   2021 Third Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Oil Sands operating, selling and general expense (OS&G)	2 004	1 650	5 922	5 430
Oil Sands operations cash operating costs(1) reconciliation
Oil Sands operations OS&G	1 158	1 000	3 478	3 278
Non-production costs(2)	(40)	5	(158)	(90)
Excess power capacity and other(3)	(68)	(54)	(274)	(193)
Inventory changes	(31)	(1)	(34)	(75)
Oil Sands operations cash operating costs(1)	1 019	950	3 012	2 920
Oil Sands operations production volumes (mbbls/d)	381.7	325.6	438.1	369.8
Oil Sands operations cash operating costs(1) ($/bbl)	29.05	31.75	25.20	28.80
Fort Hills cash operating costs(1) reconciliation
Fort Hills OS&G	232	130	624	598
Non-production costs(2)	(25)	(8)	(83)	(45)
Inventory changes	(16)	15	(10)	(37)
Fort Hills cash operating costs(1)	191	137	531	516
Fort Hills production volumes (mbbls/d)	50.8	42.6	49.1	56.8
Fort Hills cash operating costs(1) ($/bbl)	40.90	35.20	39.70	33.25
Syncrude cash operating costs(1) reconciliation
Syncrude OS&G	614	520	1 820	1 554
Non-production costs(2)	(71)	(11)	(196)	(47)
Syncrude cash operating costs(1)	543	509	1 624	1 507
Syncrude production volumes (mbbls/d)	190.2	161.1	165.8	151.7
Syncrude cash operating costs(1) ($/bbl)	31.05	34.35	35.90	36.25

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs for 2020 include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs(1) per barrel decreased to $29.05 in the third quarter of 2021, compared to $31.75 in the prior year quarter, due to increased production, partially offset by higher operating, selling and general expenses, as detailed above.
Oil Sands operations non-production costs, which are excluded from cash operating costs, were higher in the current quarter compared to the prior year quarter, as the prior year quarter included CEWS, partially offset by safe-mode and COVID-19 response costs.
Oil Sands operations inventory changes reflect a draw of inventory in the current period.
Fort Hills cash operating costs(1) per barrel were $40.90 in the third quarter of 2021, compared to $35.20 in the prior year quarter, reflecting increased mine activity to remove overburden and increase ore inventory associated with the planned transition to a two-train operation, partially offset by higher production. In the third quarter of 2021, non-production costs were higher compared to the prior year quarter, as the prior year quarter included CEWS, partially offset by additional costs incurred

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 Third Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
in response to the COVID-19 pandemic. Inventory changes in the third quarter of 2021 reflect a draw of inventory, compared to a change in inventory valuation, partially offset by a draw of inventory in the prior year quarter.
Syncrude cash operating costs(1) per barrel decreased to $31.05 in the third quarter of 2021, compared to $34.35 in the prior year quarter, due to higher production, partially offset by higher operating, selling and general expenses, as detailed above. Syncrude non-production costs, which are excluded from cash operating costs, were higher in the current quarter compared to the prior year quarter, as the prior year quarter included CEWS.
Results for the First Nine Months of 2021
Oil Sands net earnings were $1.251 billion for the first nine months of 2021 compared to a net loss of  $3.503 billion in the prior year period. In addition to the factors impacting operating (loss) earnings explained below, net earnings for the first nine months of 2021 included a $2 million after-tax unrealized loss on risk management activities. Net loss for the first nine months of 2020 included $1.376 billion of non-cash after-tax asset impairment charges and an after-tax unrealized gain on risk management activities of  $8 million.
Oil Sands operating earnings for the first nine months of 2021 were $1.253 billion compared to an operating loss of  $2.135 billion for the same period in 2020. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year period as a result of the COVID-19 pandemic and OPEC+ supply issues, and increased production, partially offset by higher royalties and operating expenses.
Funds from operations for the first nine months of 2021 were $4.671 billion for the Oil Sands segment, compared to $1.257 billion in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.
Oil Sands operations cash operating costs per barrel averaged $25.20 for the first nine months of 2021, a decrease from an average of  $28.80 for the first nine months of 2020, due to increased production, partially offset by higher natural gas prices.
Fort Hills cash operating costs per barrel averaged $39.70 for the first nine months of 2021, compared to $33.25 for the same period of 2020, reflecting increased mine activity to increase ore inventory in preparation for the transition to a two-train operation. Higher production for the first nine months of 2020 reflected Fort Hills operating on two primary extraction trains early in the year. The company managed production to keep pace with reduced downstream demand as a result of the COVID-19 pandemic, temporarily transitioning to a one-train operation at Fort Hills in the second quarter of 2020.
Syncrude cash operating costs per barrel averaged $35.90 for the first nine months of 2021, a decrease compared to $36.25 in the first nine months of 2020, primarily due to an increase in production volumes, partially offset by higher planned maintenance and increased natural gas prices.
Planned Maintenance Update
There are no significant maintenance events scheduled for the fourth quarter of 2021. In the third quarter of 2021, the significant planned turnaround at Oil Sands Base plant Upgrader 2 was completed, as well as planned maintenance at Firebag.
(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

22   2021 Third Quarter   Suncor Energy Inc.

Exploration and Production
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Gross revenues(1)	691	512	2 052	1 344
Less: Royalties(1)	(56)	(30)	(183)	(58)
Operating revenues, net of royalties	635	482	1 869	1 286
Net earnings (loss)	407	25	820	(453)
Adjusted for:
Asset impairment (reversal)(2)	(168)	—	(168)	422
Operating earnings (loss)(3)	239	25	652	(31)
Funds from operations(3)	357	260	1 053	742

(1)
Production, revenues and royalties from the company’s Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross-up of revenues and royalties of  $53 million in the third quarter of 2021 and $188 million in the first nine months of 2021, which is required for presentation purposes in the company’s financial statements under the working-interest basis. In the first nine months of 2020, there were no Libya sales included in production, revenues or royalties.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of  $168 million on its share of the Terra Nova assets as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for the E&P segment in the third quarter of 2021 increased to $239 million compared to $25 million in the prior year quarter, with the increase primarily due to higher realized crude prices and lower DD&A and exploration expense, partially offset by lower sales volumes and higher royalties.
2021 Third Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Production Volumes
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
E&P Canada (mbbls/d)	54.4	57.1	56.6	60.6
E&P International (mboe/d)	39.1	40.1	34.3	42.3
Total production (mboe/d)	93.5	97.2	90.9	102.9
Total sales volumes (mboe/d)	76.3	96.0	88.1	103.9
Production volumes for E&P Canada were 54,400 bbls/d in the third quarter of 2021, compared to 57,100 bbls/d in the prior year quarter, primarily due to natural declines and lower asset performance. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019. During the third quarter of 2021, Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the ALE project. The agreement increased the company’s working interest to 48% (previously approximately 38%) in exchange for a cash payment from the exiting owners, and includes the previously disclosed royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of  $8 million) in cash consideration to acquire the additional 10% working interest in the Terra Nova project, which will be used to partially fund the 2022 capital spend of the project. In mid-September, maintenance work commenced on the Terra Nova Floating, Production, Storage and Offloading facility and upon completion the facility is expected to sail to dry dock in Ferrol, Spain later this year, with a safe return to operations anticipated before the end of 2022.
E&P International production was 39,100 boe/d in the third quarter of 2021, compared to 40,100 boe/d in the prior year quarter. Production volumes decreased in the current quarter primarily due to natural declines, partially offset by higher production at the Golden Eagle Area Development and liftings in Libya in the third quarter of 2021 compared to no liftings in the prior year quarter.
E&P sales volumes decreased to 76,300 boe/d in the third quarter of 2021, compared to 96,000 boe/d in the prior year quarter, due to a build of inventory at E&P International associated with the timing of cargo sales.
Price Realizations
	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2021	2020	2021	2020
Exploration and Production
E&P Canada – Crude oil and natural gas liquids ($/bbl)	90.23	56.21	81.43	48.25
E&P International(1) ($/boe)	85.29	54.06	77.09	49.53

(1)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the third quarter of 2021 from the prior year quarter, in line with the improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic. Price realizations have improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.
Royalties
E&P royalties in the third quarter of 2021 were higher than the prior year quarter primarily due to the increase in price realizations.
Expenses and Other Factors
Operating and transportation expenses for the third quarter of 2021 were comparable to the prior year quarter.
DD&A and exploration expense in the third quarter of 2021 decreased from the prior year quarter as a result of lower sales volumes, the absence of DD&A on the company’s White Rose assets as a result of impairment charges in the fourth quarter of 2020 and on the Golden Eagle Area Development asset as a result of the asset classified as held for sale in the third quarter of 2021.
Non-Cash Asset Impairment Reversal
During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $168 million (net of taxes of $53 million) on its share of the Terra Nova assets as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.
24   2021 Third Quarter   Suncor Energy Inc.

Results for the First Nine Months of 2021
Net earnings for E&P were $820 million for the first nine months of 2021 compared to a net loss of  $453 million in the prior year period. In addition to the factors impacting operating earnings (loss) described below, net earnings for the first nine months of 2021 included a non-cash after-tax impairment reversal of  $168 million against the company’s share of the Terra Nova assets. Net earnings for the first nine months of 2020 included non-cash after-tax impairment charges of  $422 million against the company’s share of the White Rose and Terra Nova assets.
Operating earnings for E&P for the first nine months of 2021 were $652 million compared to an operating loss of  $31 million for the first nine months of 2020. The increase was primarily due to higher realized crude prices as crude benchmarks were significantly impacted in the prior year period due to the impacts of the COVID-19 pandemic and OPEC+ supply issues as well as lower DD&A and exploration expense, partially offset by lower production volumes and higher royalties.
Funds from operations were $1.053 billion for the first nine months of 2021, compared to $742 million for the first nine months of 2020, due to the same reasons noted in operating (loss) earnings above, excluding the impacts of DD&A and exploration expense.
Subsequent Event
Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million, resulting in an estimated after-tax gain on sale of approximately $235 million. The company completed the sale on October 22, 2021 with an effective date of January 1, 2021.
Planned Maintenance Update for Operated Assets
There are no significant maintenance events scheduled for the fourth quarter of 2021.
Refining and Marketing
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Operating revenues	6 341	4 050	16 292	11 396
Net earnings	646	384	1 728	598
Adjusted for:
Unrealized loss (gain) on risk management activities(1)	12	(28)	5	4
Operating earnings(2)	658	356	1 733	602
Funds from operations(2)	947	594	2 490	1 293

(1)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 Third Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
Bridge Analysis of Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

R&M operating earnings in the third quarter of 2021 increased to $658 million from $356 million in the prior year quarter, primarily due to higher refining and marketing margins as a result of significantly higher crack spread benchmarks and higher crude throughput and refined product sales in the third quarter of 2021 compared to the prior year quarter.
Volumes
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Crude oil processed (mbbls/d)
Eastern North America	212.3	208.7	198.9	197.0
Western North America	248.0	191.0	205.9	199.5
Total	460.3	399.7	404.8	396.5
Refinery utilization(1)(2) (%)
Eastern North America	96	94	90	89
Western North America	102	80	84	83
Total	99	87	87	86
Refined product sales (mbbls/d)
Gasoline	236.5	233.4	223.4	214.5
Distillate	233.8	220.6	225.4	213.2
Other	81.2	80.0	72.3	73.9
Total	551.5	534.0	521.1	501.6
Refining and marketing gross margin – FIFO(3) ($/bbl)	35.75	30.75	38.10	25.10
Refining and marketing gross margin – LIFO(3) ($/bbl)	33.80	25.00	31.25	29.95
Refining operating expense(3) ($/bbl)	5.45	5.40	5.90	5.60

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

26   2021 Third Quarter   Suncor Energy Inc.

Refinery crude throughput increased to 460,300 bbls/d and refinery utilization was 99% in the third quarter of 2021, compared to refinery crude throughput of 399,700 bbls/d and refinery utilization of 87% in the prior year quarter, reflecting strong utilizations across all refineries comparable to the same periods in 2018 and 2019, despite Canadian gasoline and diesel demand estimated to be 7%(1) below the comparable period in 2019. The prior year quarter reflected reduced rates due to the completion of an eight-week planned turnaround at the Edmonton refinery and lower demand for refined products.
Refined product sales in the third quarter of 2021 increased to 551,500 bbls/d, compared to 534,000 bbls/d in the prior year quarter. Strong utilizations during the quarter, increased demand and secured sales channels positioned the company to capture the improved business environment.
Refining and Marketing Gross Margins
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $33.80/bbl in the third quarter of 2021, from $25.00/bbl in the prior year quarter, due to improved market crack spreads and demand and the widening of heavy crude oil differentials. Suncor’s refining and marketing gross margin also reflects Suncor’s feedstock advantage, which enables the company to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $35.75/bbl in the third quarter of 2021, from $30.75/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the third quarter of 2021, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, resulted in an after-tax gain of  $84 million. In the prior year quarter, FIFO resulted in an after-tax gain of  $164 million, for an unfavourable quarter-over-quarter impact of  $34 million, after-tax, including the impact of short-term commodity risk management activities.

Expenses and Other Factors
Operating expenses and DD&A in the third quarter of 2021 increased compared to the prior year quarter, primarily due to an increase in throughput and higher commodity prices in the current period and the prior year period being favourably impacted by CEWS. Refining operating expense(3) per barrel was $5.45 in the third quarter of 2021, comparable to $5.40 in the prior year quarter.
Results for the First Nine Months of 2021
R&M’s net earnings were $1.728 billion for the first nine months of 2021 compared to $598 million in the prior year period. In addition to the factors impacting operating earnings described below, net earnings for the first nine months of 2021 included a $5 million after-tax unrealized loss on risk management activities, compared to a $4 million loss in the prior year period.
Operating earnings for R&M in the first nine months of 2021 were $1.733 billion, compared to $602 million in the first nine months of 2020, with the increase primarily due to a FIFO inventory valuation gain as a result of a significant increase in crude and refined product benchmarks compared to the prior year period, which included a FIFO inventory valuation loss. For the first nine months of 2021, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to operating earnings and funds from operations of  $689 million after-tax, compared to a negative after-tax impact of $428 million in the first nine months of 2020.
Funds from operations were $2.490 billion in the first nine months of 2021, compared to $1.293 billion in the first nine months of 2020, and increased primarily due to the same factors that influenced operating earnings described above.
Planned Maintenance
The company has completed all major planned refinery maintenance for 2021.
(1)
Sources: IHS Markit and Statistics Canada.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Refining operating expense is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 Third Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
Corporate and Eliminations
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net (loss) earnings	(660)	110	(1 233)	(793)
Adjusted for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	257	(290)	(80)	253
Restructuring charge(1)	—	—	126	—
Loss on early repayment of long-term debt(2)	60	—	60	—
Operating (loss) earnings(3)	(343)	(180)	(1 127)	(540)
Corporate	(316)	(203)	(958)	(654)
Eliminations	(27)	23	(169)	114
Funds used in operations(3)	(254)	(244)	(1 101)	(637)

(1)
During the first quarter of 2021, the company recorded a restructuring charge related to the previously announced workforce reductions.

(2)
Charges associated with the early repayment of debt.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate incurred an operating loss of  $316 million for the third quarter of 2021, compared to an operating loss of  $203 million for the prior year quarter, with the increased loss attributable to costs associated with digital and technology improvements and the impact of tax settlements, partially offset by an operational foreign exchange gain in the current year quarter, as compared to an operational foreign exchange loss in the prior year quarter. The third quarter of 2021 was also impacted by a lower share-based compensation recovery compared to the prior year quarter. Suncor capitalized $38 million of its borrowing costs in the third quarter of 2021 as part of the cost of major development assets and construction projects in progress, compared to $29 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2021, the company deferred $27 million of after-tax intersegment profit, compared to a realization of intersegment profit and elimination of unrealized losses of  $23 million after-tax in the prior year quarter. The deferral of profit in the third quarter of 2021 was driven by a strengthening in benchmark pricing compared to a weakening in benchmark pricing in the third quarter of 2020.
Corporate and Eliminations funds used in operations were $254 million for the third quarter of 2021, compared to $244 million in the third quarter of 2020, and were influenced by the same factors impacting operating loss described above, excluding the impact of tax settlements and share-based compensation.
Results for the First Nine Months of 2021
The net loss for Corporate and Eliminations was $1.233 billion for the first nine months of 2021, compared to $793 million in the prior year period. In addition to the factors impacting operating loss described below, the net loss for the first nine months of 2021 included an after-tax restructuring charge of  $126 million related to workforce reductions recorded in the first quarter of 2021, an $80 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, and a $60 million after-tax loss for early repayment of long-term debt in the third quarter of 2021. The net loss in the prior year period included a $253 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt.
The operating loss for Corporate and Eliminations for the first nine months of 2021 was $1.127 billion compared to $540 million in the first nine months of 2020. The increased operating loss was attributed to a share-based compensation expense in the first nine months of 2021, as compared to a share-based compensation recovery incurred in the first nine months of 2020, costs associated with digital and technology improvements in the first nine months of 2021 and an elimination of intercompany profit in the current year period compared to an elimination of an intercompany loss in the prior year period. The company capitalized $106 million of its borrowing costs in the first nine months of 2021 compared with $94 million in the first nine months of 2020.
Corporate and Eliminations funds used in operations for the first nine months of 2021 were $1.101 billion, compared to $637 million in the prior year period, and were influenced by the same factors impacting operating loss noted above, excluding the impact of share-based compensation expense. Funds used in operations were also impacted by the restructuring charge related to the workforce reductions recorded in the first quarter of 2021.
28   2021 Third Quarter   Suncor Energy Inc.

5. Capital Investment Update
Capital and Exploration Expenditures by Segment
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Oil Sands	935	661	2 308	2 108
Exploration and Production	64	99	197	409
Refining and Marketing	142	156	637	334
Corporate and Eliminations	80	25	229	108
Total capital and exploration expenditures	1 221	941	3 371	2 959
Less: capitalized interest on debt	(38)	(29)	(106)	(94)
	1 183	912	3 265	2 865
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended September 30, 2021			Nine months ended September 30, 2021
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands
Oil Sands Base	444	122	566	906	295	1 201
In Situ	41	78	119	94	208	302
Fort Hills	87	—	87	180	—	180
Syncrude	114	22	136	492	59	551
Exploration and Production	—	57	57	—	176	176
Refining and Marketing	123	19	142	598	38	636
Corporate and Eliminations	12	64	76	39	180	219
	821	362	1 183	2 309	956	3 265

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

The company’s 2021 capital expenditures are focused on the safety and reliability of the company’s operations, heavily weighted towards asset sustainment and maintenance, which includes significant planned turnaround activities across all of its refineries, at Oil Sands operations, including a significant planned turnaround at Oil Sands Base plant Upgrader 2, and a planned turnaround at Syncrude’s largest coker. All significant planned maintenance has been completed for 2021 and there are no significant planned maintenance events scheduled for the fourth quarter of 2021.
During the third quarter of 2021, the company spent $1.183 billion on capital expenditures, excluding capitalized interest, compared to $912 million in the prior year quarter. In 2020, due to the impacts of the COVID-19 pandemic, the company deferred, suspended and cancelled certain capital projects or changed the scope of work to reduce costs and to comply with COVID-19 safety measures.
2021 Third Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
Activity in the third quarter of 2021 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $566 million in the third quarter of 2021 and were primarily focused on asset sustainment and maintenance activities including the significant planned turnaround at Oil Sands Base plant Upgrader 2, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $119 million in the third quarter of 2021 and were primarily directed towards economic investment activities, including the continued investment in well pad projects, and asset sustainment and maintenance activities including planned maintenance at Firebag.
Capital expenditures at Fort Hills were $87 million in the third quarter of 2021, primarily directed towards asset sustainment and maintenance activities in mine and tailings development.
Syncrude capital expenditures were $136 million in the third quarter of 2021, the majority of which were for asset sustainment and maintenance expenditures.
Exploration and Production
Capital and exploration expenditures at E&P were $57 million in the third quarter of 2021 and were related to economic investment projects, including development drilling at Hebron and development work at Buzzard and the Fenja project.
In the third quarter of 2021, the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the ALE project. The finalization of this agreement has no impact on Suncor’s 2021 capital guidance.
Refining and Marketing
R&M capital expenditures were $142 million in the third quarter of 2021 and were primarily related to asset sustainment and maintenance activities.
Corporate and Eliminations
Corporate capital expenditures were $76 million in the third quarter of 2021 and were primarily directed towards the company’s digital transformation and the Forty Mile Wind Power Project.
30   2021 Third Quarter   Suncor Energy Inc.

6. Financial Condition and Liquidity
Indicators
	Twelve months ended September 30
	2021	2020
Return on capital employed(1)(2) (%)	4.5	(10.2)
Net debt to funds from operations(3)(4) (times)	2.0	3.8
Interest coverage on long-term debt (times)
Earnings basis(5)	3.9	(7.5)
Funds from operations basis(4)(6)	10.0	5.4
Total debt to total debt plus shareholders’ equity (%)	34.3	36.8
Net debt to net debt plus shareholders’ equity(3)(7) (%)	31.5	35.2
Net debt to net debt plus shareholders’ equity – excluding leases(3)(7) (%)	27.5	31.6

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $423 million after-tax in the fourth quarter of 2020 and the impact of the impairment reversal of  $168 million after-tax in the third quarter of 2021. ROCE would have been (1.3%) for the twelve months ended September 30, 2020, excluding the impact of impairments of  $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of  $3.352 billion after-tax in the fourth quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(7)
Beginning in the first quarter of 2021, the company has added two supplemental debt metrics that reflect additional information that management uses to evaluate capital management.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2021 capital spending program of  $3.8 billion to $4.5 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended September 30, 2021, cash and cash equivalents increased to $2.309 billion from $2.035 billion at June 30, 2021, due to cash flow from operating activities exceeding the company’s capital and exploration expenditures, debt reduction, dividend payments and the repurchase of Suncor’s own shares under its NCIB in the third quarter of 2021.
For the nine months ended September 30, 2021, cash and cash equivalents increased relative to $1.885 billion at December 31, 2020, due to cash flow from operating activities exceeding the company’s capital and exploration expenditures, debt reduction, dividend payments and the repurchase of Suncor’s own shares under its NCIB.
As at September 30, 2021, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 22 days.
Available credit facilities for liquidity purposes at September 30, 2021, decreased to $4.050 billion, compared to $6.043 billion at December 31, 2020. The decrease in liquidity was primarily due to the cancellation of  $2.8 billion in bi-lateral credit facilities
2021 Third Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
that were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic, and a reduction in the size of the company’s syndicated credit facilities. The decrease was partially offset by increased credit availability as a result of a lower commercial paper balance.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
During the third quarter of 2021, Suncor exercised the early redemption option on its outstanding US$750 million 3.60% senior unsecured notes, originally maturing on December 1, 2024. A premium was paid to redeem the debt early, with future interest savings expected to more than offset this amount.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At September 30, 2021, total debt to total debt plus shareholders’ equity was 34.3% (December 31, 2020 – 37.8%). The company continues to be in compliance with all operating covenants under its debt agreements.
	September 30	December 31
($ millions, except as noted)	2021	2020
Short-term debt	1 484	3 566
Current portion of long-term debt	611	1 413
Current portion of long-term lease liabilities	314	272
Long-term debt	13 998	13 812
Long-term lease liabilities	2 573	2 636
Total debt	18 980	21 699
Less: Cash and cash equivalents	2 309	1 885
Net debt	16 671	19 814
Shareholders’ equity	36 300	35 757
Total debt plus shareholders’ equity	55 280	57 456
Total debt to total debt plus shareholders’ equity (%)	34.3	37.8
Net debt to net debt plus shareholders’ equity (%)	31.5	35.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	27.5	32.1
Change in Debt
	Three months ended	Nine months ended
($ millions)	September 30, 2021	September 30, 2021
Total debt – beginning of period	20 716	21 699
Decrease in long-term debt	(1 030)	(657)
Decrease in short-term debt	(1 155)	(2 061)
Increase in lease liability	170	252
Lease payments	(69)	(237)
Foreign exchange on debt, and other	348	(16)
Total debt – September 30, 2021	18 980	18 980
Less: Cash and cash equivalents – September 30, 2021	2 309	2 309
Net debt – September 30, 2021	16 671	16 671
The company’s total debt decreased in the third quarter of 2021 due to a significant reduction in short-term debt, the repayment of long-term debt and principal lease payments made during the third quarter of 2021, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2021, and leases entered into in the third quarter of 2021.
32   2021 Third Quarter   Suncor Energy Inc.

The company’s total debt decreased in the first nine months of 2021 due to the significant reduction of short-term debt, the repayment of long-term debt, favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2020, and principal lease payments made during the first nine months of the year, partially offset by the issuance of long-term debt and leases entered into during the first nine months of 2021.
Common Shares
September 30,
(thousands)	2021
Common shares	1 462 150
Common share options – exercisable	28 713
Common share options – non-exercisable	8 882
As at October 25, 2021, the total number of common shares outstanding was 1,457,054,742 and the total number of exercisable and non-exercisable common share options outstanding was 37,456,292. Once exercisable, each outstanding common share option is convertible into one common share.
Share Repurchases
In the first quarter of 2021, the TSX accepted a notice filed by Suncor to commence a NCIB to repurchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provided that, beginning February 8, 2021, and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor’s 1,525,150,794 issued and outstanding common shares as at January 31, 2021.
During the third quarter of 2021, and following the Board’s approval to increase the company’s share repurchase program to approximately 5% of the company’s outstanding common shares, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on July 30, 2021, to repurchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The amended notice provided that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021.
Subsequent to the third quarter of 2021, and following the Board’s approval to increase the company’s share repurchase program to approximately 7% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021, to purchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Between February 8, 2021, and October 25, 2021, and pursuant to the NCIB, Suncor has already repurchased approximately $1.834 billion of common shares on the open market. Pursuant to the NCIB (as amended), Suncor has agreed that it will not purchase more than 106,700,000 common shares, of which 69,058,156 common shares have already been purchased between February 8, 2021, and October 25, 2021.
The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term growth strategy.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Share repurchase activities (thousands of common shares)	28 112	—	63 101	7 527
Weighted average repurchase price per share (dollars per share)	25.05	—	26.39	40.83
Share repurchase cost	704	—	1 665	307
2021 Third Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2020 annual MD&A with no material updates to note during the first nine months of 2021. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
34   2021 Third Quarter   Suncor Energy Inc.

7. Quarterly Financial Data
Trends in Suncor’s quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020, operational incidents and the Government of Alberta’s mandatory production curtailments that were implemented during 2019 and suspended effective December 2020.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019
Total production (mboe/d)
Oil Sands	605.1	615.7	690.6	671.5	519.0	553.7	630.1	662.3
Exploration and Production	93.5	84.0	95.3	97.7	97.2	101.8	109.7	115.9
	698.6	699.7	785.9	769.2	616.2	655.5	739.8	778.2
Revenues and other income
Operating revenues, net of royalties	10 145	9 159	8 679	6 615	6 427	4 229	7 391	9 487
Other income (loss)	68	(66)	(43)	(21)	30	16	365	111
	10 213	9 093	8 636	6 594	6 457	4 245	7 756	9 598
Net earnings (loss)	877	868	821	(168)	(12)	(614)	(3 525)	(2 335)
per common share – basic (dollars)	0.59	0.58	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)
per common share – diluted (dollars)	0.59	0.58	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)
Operating earnings (loss)(1)(2)	1 043	722	746	(109)	(338)	(1 345)	(421)	812
per common share – basic(1)(2) (dollars)	0.71	0.48	0.49	(0.07)	(0.22)	(0.88)	(0.28)	0.53
Funds from operations(1)	2 641	2 362	2 110	1 221	1 166	488	1 001	2 553
per common share – basic(1) (dollars)	1.79	1.57	1.39	0.80	0.76	0.32	0.66	1.66
Cash flow provided by (used in) operating activities	4 718	2 086	2 345	814	1 245	(768)	1 384	2 304
per common share – basic (dollars)	3.19	1.39	1.54	0.53	0.82	(0.50)	0.91	1.50
ROCE(1) (%) for the twelve months ended	4.5	1.9	(1.4)	(6.9)	(10.2)	(7.5)	(1.3)	4.9
ROCE(1)(3), excluding impairments (%) for the twelve months ended	4.9	2.6	(0.6)	(2.9)	(1.3)	1.0	7.0	10.0
After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	(257)	156	181	539	290	478	(1 021)	235
Common share information (dollars)
Dividend per common share	0.21	0.21	0.21	0.21	0.21	0.21	0.47	0.42
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	26.26	29.69	26.27	21.35	16.26	22.89	22.46	42.56
New York Stock Exchange (US$)	20.74	23.97	20.90	16.78	12.23	16.86	15.80	32.80

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
ROCE excluding impairments would have been 8.2% and 5.1% for the fourth quarter of 2019 and first quarter of 2020, respectively, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

2021 Third Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019
WTI crude oil at Cushing	US$/bbl	70.55	66.05	57.80	42.65	40.95	27.85	46.10	56.95
Dated Brent crude	US$/bbl	73.45	68.85	60.85	44.20	43.00	29.20	50.15	63.30
Dated Brent/Maya FOB price differential	US$/bbl	7.80	6.20	4.70	3.30	3.50	2.70	15.95	9.30
MSW at Edmonton	Cdn$/bbl	83.75	77.25	66.55	50.25	51.30	30.20	52.00	68.10
WCS at Hardisty	US$/bbl	56.95	54.60	45.40	33.35	31.90	16.35	25.60	41.10
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(13.60)	(11.45)	(12.40)	(9.30)	(9.05)	(11.50)	(20.50)	(15.85)
SYN-WTI (differential) premium	US$/bbl	(1.60)	0.35	(3.50)	(3.05)	(2.45)	(4.55)	(2.70)	(0.70)
Condensate at Edmonton	US$/bbl	69.20	66.40	58.00	42.55	37.55	22.20	46.20	53.00
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	3.10	3.15	2.65	2.25	2.00	2.05	2.50
Alberta Power Pool Price	Cdn$/MWh	100.35	104.50	95.45	46.15	43.85	29.90	67.05	46.95
New York Harbor 2-1-1 crack(1)	US$/bbl	20.90	20.35	15.60	9.85	10.20	12.20	14.75	18.45
Chicago 2-1-1 crack(1)	US$/bbl	20.45	20.25	13.40	7.95	7.75	6.75	9.75	14.35
Portland 2-1-1 crack(1)	US$/bbl	26.70	24.55	15.80	13.15	12.55	12.20	18.30	25.45
Gulf Coast 2-1-1 crack(1)	US$/bbl	19.55	18.25	14.45	9.00	8.55	9.00	13.00	17.00
Exchange rate	US$/Cdn$	0.79	0.81	0.79	0.77	0.75	0.72	0.74	0.76
Exchange rate (end of period)	US$/Cdn$	0.78	0.81	0.80	0.78	0.75	0.73	0.71	0.77

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

36   2021 Third Quarter   Suncor Energy Inc.

8. Other Items
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2020 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2020.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2020, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2020 annual MD&A.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management’s estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2021.
The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2020, note 10 to the unaudited interim Consolidated Financial Statements for the three months and nine months ended September 30, 2021, and the Financial Condition and Liquidity section of the 2020 annual MD&A.
Control Environment
Based on their evaluation as at September 30, 2021, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2021, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
2021 Third Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
Corporate Guidance
Suncor has further updated its previously announced 2021 guidance (which was originally disclosed via press release on November 30, 2020), as set forth in Suncor’s press release dated October 27, 2021, a copy of which is available on www.sedar.com.
38   2021 Third Quarter   Suncor Energy Inc.

9. Non-GAAP Financial Measures Advisory
Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Operating Earnings (Loss)
Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.
Bridge Analyses of Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized short-term commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized short-term commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.

2021 Third Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Return on Capital Employed (ROCE)
ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended September 30
($ millions, except as noted)		2021	2020
Adjustments to net earnings (loss)
Net earnings (loss)		2 398	(6 486)
(Deduct) add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(619)	18
Net interest expense		672	665
	A	2 451	(5 803)
Capital employed – beginning of twelve-month period
Net debt		19 710	15 601
Shareholders’ equity		36 344	45 184
		56 054	60 785
Capital employed – end of twelve-month period
Net debt		16 671	19 710
Shareholders’ equity		36 300	36 344
		52 971	56 054
Average capital employed	B	54 928	57 022
ROCE (%)(1)	A/B	4.5	(10.2)

(1)
ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $423 million after-tax in the fourth quarter of 2020 and the impact of the impairment reversal of  $168 million after-tax in the third quarter of 2021. ROCE would have been (1.3%) for the twelve months ended September 30, 2020, excluding the impact of impairments of  $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of  $3.352 billion after-tax in the fourth quarter of 2019.

40   2021 Third Quarter   Suncor Energy Inc.

Funds From (Used In) Operations
Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	484	(531)	407	25	646	384	(660)	110	877	(12)
Adjustments for:
Depreciation, depletion, amortization and impairment	1 098	1 242	(98)	261	193	214	25	21	1 218	1 738
Deferred income taxes	(9)	(141)	19	(9)	36	12	5	(46)	51	(184)
Accretion	60	57	14	12	2	2	—	—	76	71
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	282	(307)	282	(307)
Change in fair value of financial instruments and trading inventory	(30)	(53)	15	(28)	68	(8)	(1)	—	52	(89)
(Gain) loss on disposal of assets	—	(2)	—	—	(10)	(2)	1	1	(9)	(3)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	80	—	80	—
Share-based compensation	2	(9)	—	(2)	1	(6)	(2)	(27)	1	(44)
Exploration	—	—	—	—	—	—	—	—	—	—
Settlement of decommissioning and restoration liabilities	(67)	(38)	(1)	(1)	(7)	—	1	—	(74)	(39)
Other	53	31	1	2	18	(2)	15	4	87	35
Funds from (used in) operations	1 591	556	357	260	947	594	(254)	(244)	2 641	1 166
Change in non-cash working capital									2 077	79
Cash flow provided by operating activities									4 718	1 245
2021 Third Quarter   Suncor Energy Inc.   41

Management’s Discussion and Analysis
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	1 251	(3 503)	820	(453)	1 728	598	(1 233)	(793)	2 566	(4 151)
Adjustments for:
Depreciation, depletion, amortization and impairment	3 348	5 372	195	1 312	610	660	67	62	4 220	7 406
Deferred income taxes	(40)	(643)	35	(161)	68	29	(11)	(20)	52	(795)
Accretion	179	169	43	35	5	5	—	—	227	209
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(88)	290	(88)	290
Change in fair value of financial instruments and trading inventory	(74)	32	(39)	(22)	50	53	—	—	(63)	63
Gain on disposal of assets	—	(2)	—	—	(18)	(6)	(7)	—	(25)	(8)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	80	—	80	—
Share-based compensation	25	(84)	1	(12)	13	(51)	41	(186)	80	(333)
Exploration	—	—	—	80	—	—	—	—	—	80
Settlement of decommissioning and restoration liabilities	(174)	(171)	(2)	(7)	(11)	(5)	—	—	(187)	(183)
Other	156	87	—	(30)	45	10	50	10	251	77
Funds from (used in) operations	4 671	1 257	1 053	742	2 490	1 293	(1 101)	(637)	7 113	2 655
Change in non-cash working capital									2 036	(794)
Cash flow provided by operating activities									9 149	1 861
Free Funds Flow and Discretionary Free Funds Flow (Deficit)
Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended Sep 30		Nine months ended Sep 30
($ millions)	2021	2020	2021	2020
Funds from operations	2 641	1 166	7 113	2 655
Asset sustaining and maintenance capital and dividends(1)	(1 145)	(987)	(3 299)	(3 193)
Discretionary free funds flow (deficit)	1 496	179	3 814	(538)

(1)
Includes capitalized interest on sustaining capital of  $15 million in the third quarter of 2021 and $13 million in the third quarter of 2020.

42   2021 Third Quarter   Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, CEWS and COVID-19-related costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees and the impact of inventory write-downs. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation and short-term risk management activities. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, CEWS, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Refining and marketing margin reconciliation
Operating revenues	6 341	4 050	16 292	11 396
Purchases of crude oil and products	(4 710)	(2 840)	(11 697)	(8 499)
Total gross margin	1 631	1 210	4 595	2 897
Other (loss) income	(9)	(2)	(48)	58
Non-refining and marketing margin	(13)	(14)	(40)	(43)
Refining and marketing gross margin	1 609	1 194	4 507	2 912
Refinery production(1) (mbbls)	45 008	38 857	118 272	115 955
Refining and marketing gross margin – FIFO ($/bbl)	35.75	30.75	38.10	25.10
FIFO adjustment	(91)	(223)	(811)	562
Refining and marketing gross margin – LIFO	1 518	971	3 696	3 474
Refining and marketing gross margin – LIFO ($/bbl)	33.80	25.00	31.25	29.95
Refining operating expense reconciliation
Operating, selling and general expense(2)	502	417	1 453	1 287
Non-refining costs(2)	(256)	(207)	(757)	(637)
Refining operating expense	246	210	696	650
Refinery production(1) (mbbls)	45 026	38 857	118 287	115 955
Refining operating expense ($/bbl)	5.45	5.40	5.90	5.60

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(2)
Prior period amounts of OS&G have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

2021 Third Quarter   Suncor Energy Inc.   43

Management’s Discussion and Analysis
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
10. Common Abbreviations
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent	YTD	Year to date
per day
MW	megawatts
MWh	megawatts per hour
44   2021 Third Quarter   Suncor Energy Inc.

11. Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s capital allocation strategy and target, including that: it remains on track to return to 2019 net debt levels during the fourth quarter and be within its 2025 targeted net debt range by the end of the year, statements surrounding Suncor’s $2.15 billion incremental free funds flow target and the strategic initiatives that are expected to contribute to it, Suncor’s belief that it is on track to exceed its previously communicated debt reduction and share repurchase targets for the year, Suncor’s estimated fourth quarter operating, selling and general expenses and the expectation that the proceeds of Suncor’s sale of its 26.69% working interest in the Golden Eagle Area Development will be used to support Suncor’s capital allocation strategy;

•
Suncor’s expectation regarding Fort Hills’ ramp up strategy, including its belief that it will transition to a two-train operation and operate at full production rates by the end of the year;

•
Suncor’s expectations with respect to the Terra Nova project, including with respect to the ALE project that is expected to extend production life by approximately 10 years and provide an additional 70 million barrels of production, the expected use of proceeds with respect to the acquisition of the increased project ownership interest, and the timing of maintenance work on the Floating, Production, Storage and Offloading facility;

•
the expectation that, now that operatorship of Syncrude has transferred, that there will be gross synergies of approximately $100 million for the joint venture owners within the first six months with an additional $200 million through 2022 – 2023 and that the assumption of operatorship will be a critical step towards improving operational performance, driving greater integration, efficiencies and competitiveness and capturing increased value across all Suncor-operated assets in the region;

•
expectations regarding Suncor’s acquisition, together with eight Indigenous communities, of a 15% equity interest in the Northern Courier Pipeline, including that the transaction will close in the fourth quarter of 2021, that Suncor will operate the pipeline following closing and that the acquisition will provide the eight Indigenous communities with reliable income for decades to come;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
statements regarding Suncor’s planned 2021 capital spending program of  $3.8 billion to $4.5 billion, including Suncor’s belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

2021 Third Quarter   Suncor Energy Inc.   45

Management’s Discussion and Analysis
•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy; and

•
Suncor’s full-year outlook range on Oil Sands operations crown royalties, Syncrude crown royalties, East Coast Canada crown royalties and current income tax expenses as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty and New York Harbor 2-1-1 crack.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and
46   2021 Third Quarter   Suncor Energy Inc.

infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2020 annual MD&A, the 2020 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2021 Third Quarter   Suncor Energy Inc.   47

Consolidated Statements of Comprehensive Income (Loss)
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Revenues and Other Income
Operating revenues, net of royalties (note 3)	10 145	6 427	27 983	18 047
Other income (loss) (note 4)	68	30	(41)	411
	10 213	6 457	27 942	18 458
Expenses
Purchases of crude oil and products	3 891	2 356	9 721	6 955
Operating, selling and general(1)	2 768	2 235	8 388	7 300
Transportation and distribution(1)	368	321	1 099	1 044
Depreciation, depletion, amortization and impairment (note 11)	1 218	1 738	4 220	7 406
Exploration	11	12	31	176
Gain on disposal of assets	(9)	(3)	(25)	(8)
Financing expenses (note 6)	652	35	992	1 241
	8 899	6 694	24 426	24 114
Earnings (Loss) before Income Taxes	1 314	(237)	3 516	(5 656)
Income Tax Expense (Recovery)
Current	386	(41)	898	(710)
Deferred	51	(184)	52	(795)
	437	(225)	950	(1 505)
Net Earnings (Loss)	877	(12)	2 566	(4 151)
Other Comprehensive Income (Loss)
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	61	(52)	(35)	80
Items That Will Not be Reclassified to Earnings:
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 13)	152	204	810	(195)
Other Comprehensive Income (Loss)	213	152	775	(115)
Total Comprehensive Income (Loss)	1 090	140	3 341	(4 266)
Per Common Share (dollars) (note 8)
Net earnings (loss) – basic and diluted	0.59	(0.01)	1.71	(2.72)
Cash dividends	0.21	0.21	0.63	0.89

(1)
Prior period amounts have been reclassified to align with the current year presentation of transportation and distribution expense. For the three months and nine months ended September 30, 2020, $40 million and $98 million, respectively, was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

See accompanying notes to the condensed interim consolidated financial statements.
48   2021 Third Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	September 30 2021	December 31 2020
Assets
Current assets
Cash and cash equivalents	2 309	1 885
Accounts receivable	4 184	3 157
Inventories	4 079	3 617
Income taxes receivable	129	727
Assets held for sale (note 14)	253	—
Total current assets	10 954	9 386
Property, plant and equipment, net (note 11)	66 031	68 130
Exploration and evaluation	2 225	2 286
Other assets	1 290	1 277
Goodwill and other intangible assets	3 484	3 328
Deferred income taxes	166	209
Total assets	84 150	84 616
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt (note 6)	1 484	3 566
Current portion of long-term debt (note 6)	611	1 413
Current portion of long-term lease liabilities	314	272
Accounts payable and accrued liabilities	6 864	4 684
Current portion of provisions	742	527
Income taxes payable	930	87
Liabilities associated with assets held for sale (note 14)	181	—
Total current liabilities	11 126	10 549
Long-term debt (note 6)	13 998	13 812
Long-term lease liabilities	2 573	2 636
Other long-term liabilities (note 13)	2 121	2 840
Provisions (note 12)	8 810	10 055
Deferred income taxes	9 222	8 967
Equity	36 300	35 757
Total liabilities and shareholders’ equity	84 150	84 616
See accompanying notes to the condensed interim consolidated financial statements.
2021 Third Quarter   Suncor Energy Inc.   49

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Operating Activities
Net Earnings (Loss)	877	(12)	2 566	(4 151)
Adjustments for:
Depreciation, depletion, amortization and impairment (note 11)	1 218	1 738	4 220	7 406
Deferred income tax expense (recovery)	51	(184)	52	(795)
Accretion (note 6)	76	71	227	209
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	282	(307)	(88)	290
Change in fair value of financial instruments and trading inventory	52	(89)	(63)	63
Gain on disposal of assets	(9)	(3)	(25)	(8)
Loss on extinguishment of long-term debt (note 6)	80	—	80	—
Share-based compensation	1	(44)	80	(333)
Exploration	—	—	—	80
Settlement of decommissioning and restoration liabilities	(74)	(39)	(187)	(183)
Other	87	35	251	77
Decrease (increase) in non-cash working capital (note 7)	2 077	79	2 036	(794)
Cash flow provided by operating activities	4 718	1 245	9 149	1 861
Investing Activities
Capital and exploration expenditures	(1 221)	(941)	(3 371)	(2 959)
Proceeds from disposal of assets	8	5	18	12
Other investments and acquisitions (note 11)	27	(3)	11	(90)
(Increase) decrease in non-cash working capital (note 7)	(2)	130	185	(414)
Cash flow used in investing activities	(1 188)	(809)	(3 157)	(3 451)
Financing Activities
Net (decrease) increase in short-term debt (note 6)	(1 155)	(370)	(2 061)	354
Net (decrease) increase in long-term debt (note 6)	(1 030)	—	(2 080)	2 634
Issuance of long-term debt (note 6)	—	—	1 423	—
Lease liability payments	(69)	(83)	(237)	(254)
Issuance of common shares under share option plans	—	—	3	29
Repurchase of common shares (note 9)	(704)	—	(1 665)	(307)
Distributions relating to non-controlling interest	(2)	(3)	(7)	(8)
Dividends paid on common shares	(309)	(321)	(943)	(1 350)
Cash flow (used in) provided by financing activities	(3 269)	(777)	(5 567)	1 098
Increase (Decrease) in Cash and Cash Equivalents	261	(341)	425	(492)
Effect of foreign exchange on cash and cash equivalents	13	(16)	(1)	21
Cash and cash equivalents at beginning of period	2 035	1 846	1 885	1 960
Cash and Cash Equivalents at End of Period	2 309	1 489	2 309	1 489
Supplementary Cash Flow Information
Interest paid	143	140	635	648
Income taxes (received) paid	(523)	118	(605)	696
See accompanying notes to the condensed interim consolidated financial statements.
50   2021 Third Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874
Net loss	—	—	—	(4 151)	(4 151)	—
Foreign currency translation adjustment	—	—	80	—	80	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $60	—	—	—	(195)	(195)	—
Total comprehensive income (loss)	—	—	80	(4 346)	(4 266)	—
Issued under share option plans	36	(5)	—	—	31	804
Repurchase of common shares for cancellation (note 9)	(124)	—	—	(183)	(307)	(7 527)
Change in liability for share repurchase commitment	65	—	—	103	168	—
Share-based compensation	—	26	—	—	26	—
Dividends paid on common shares	—	—	—	(1 350)	(1 350)	—
At September 30, 2020	25 144	587	979	9 634	36 344	1 525 151
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	2 566	2 566	—
Foreign currency translation adjustment	—	—	(35)	—	(35)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $255 (note 13)	—	—	—	810	810	—
Total comprehensive (loss) income	—	—	(35)	3 376	3 341	—
Issued under share option plans	3	—	—	—	3	100
Repurchase of common shares for cancellation (note 9)	(1 039)	—	—	(626)	(1 665)	(63 101)
Change in liability for share repurchase commitment	(132)	—	—	(78)	(210)	—
Share-based compensation	—	17	—	—	17	—
Dividends paid on common shares	—	—	—	(943)	(943)	—
At September 30, 2021	23 976	608	842	10 874	36 300	1 462 150
See accompanying notes to the condensed interim consolidated financial statements.
2021 Third Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally; transports and refines crude oil; and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2020. Beginning in the first quarter of 2021, the company has revised the presentation of its expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact on net earnings (loss) and comparative periods have been restated to reflect this change.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s consolidated financial statements for the year ended December 31, 2020.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s consolidated financial statements for the year ended December 31, 2020.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management’s estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three months and nine months ended September 30, 2021.
The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
52   2021 Third Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and Other Income
Gross revenues	3 705	1 949	744	512	6 304	4 027	5	5	10 758	6 493
Intersegment revenues	1 272	618	—	—	37	23	(1 309)	(641)	—	—
Less: Royalties	(504)	(36)	(109)	(30)	—	—	—	—	(613)	(66)
Operating revenues, net of royalties	4 473	2 531	635	482	6 341	4 050	(1 304)	(636)	10 145	6 427
Other income (loss)	76	40	4	(9)	(9)	(2)	(3)	1	68	30
	4 549	2 571	639	473	6 332	4 048	(1 307)	(635)	10 213	6 457
Expenses
Purchases of crude oil and products	442	171	—	—	4 710	2 840	(1 261)	(655)	3 891	2 356
Operating, selling and general(1)	2 004	1 650	101	118	502	417	161	50	2 768	2 235
Transportation and distribution(1)	277	236	23	24	79	71	(11)	(10)	368	321
Depreciation, depletion, amortization and impairment	1 098	1 242	(98)	261	193	214	25	21	1 218	1 738
Exploration	2	2	9	10	—	—	—	—	11	12
(Gain) loss on disposal of assets	—	(2)	—	—	(10)	(2)	1	1	(9)	(3)
Financing expenses (income)	97	81	14	14	10	11	531	(71)	652	35
	3 920	3 380	49	427	5 484	3 551	(554)	(664)	8 899	6 694
Earnings (Loss) before Income Taxes	629	(809)	590	46	848	497	(753)	29	1 314	(237)
Income Tax Expense (Recovery)
Current	154	(137)	164	30	166	101	(98)	(35)	386	(41)
Deferred	(9)	(141)	19	(9)	36	12	5	(46)	51	(184)
	145	(278)	183	21	202	113	(93)	(81)	437	(225)
Net Earnings (Loss)	484	(531)	407	25	646	384	(660)	110	877	(12)
Capital and Exploration Expenditures	935	661	64	99	142	156	80	25	1 221	941

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the three months ended September 30, 2020, $40 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

2021 Third Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and Other Income
Gross revenues	10 766	5 491	2 240	1 344	16 210	11 327	20	20	29 236	18 182
Intersegment revenues	3 198	2 045	—	—	82	69	(3 280)	(2 114)	—	—
Less: Royalties	(882)	(77)	(371)	(58)	—	—	—	—	(1 253)	(135)
Operating revenues, net of royalties	13 082	7 459	1 869	1 286	16 292	11 396	(3 260)	(2 094)	27 983	18 047
Other (loss) income	(5)	311	14	48	(48)	58	(2)	(6)	(41)	411
	13 077	7 770	1 883	1 334	16 244	11 454	(3 262)	(2 100)	27 942	18 458
Expenses
Purchases of crude oil and products	1 037	669	—	—	11 697	8 499	(3 013)	(2 213)	9 721	6 955
Operating, selling and general(1)	5 922	5 430	333	362	1 453	1 287	680	221	8 388	7 300
Transportation and distribution(1)	833	797	95	80	202	199	(31)	(32)	1 099	1 044
Depreciation, depletion, amortization and impairment	3 348	5 372	195	1 312	610	660	67	62	4 220	7 406
Exploration	7	60	24	116	—	—	—	—	31	176
(Gain) loss on disposal of assets	—	(2)	—	—	(18)	(6)	(7)	—	(25)	(8)
Financing expenses	274	254	48	31	32	26	638	930	992	1 241
	11 421	12 580	695	1 901	13 976	10 665	(1 666)	(1 032)	24 426	24 114
Earnings (Loss) before Income Taxes	1 656	(4 810)	1 188	(567)	2 268	789	(1 596)	(1 068)	3 516	(5 656)
Income Tax Expense (Recovery)
Current	445	(664)	333	47	472	162	(352)	(255)	898	(710)
Deferred	(40)	(643)	35	(161)	68	29	(11)	(20)	52	(795)
	405	(1 307)	368	(114)	540	191	(363)	(275)	950	(1 505)
Net Earnings (Loss)	1 251	(3 503)	820	(453)	1 728	598	(1 233)	(793)	2 566	(4 151)
Capital and Exploration Expenditures	2 308	2 108	197	409	637	334	229	108	3 371	2 959

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the nine months ended September 30, 2020, $98 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

54   2021 Third Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended September 30	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	3 354	—	3 354	2 040	—	2 040
Bitumen	1 623	—	1 623	527	—	527
	4 977	—	4 977	2 567	—	2 567
Exploration and Production
Crude oil and natural gas liquids	427	314	741	311	200	511
Natural gas	—	3	3	—	1	1
	427	317	744	311	201	512
Refining and Marketing
Gasoline	2 901	—	2 901	1 953	—	1 953
Distillate	2 559	—	2 559	1 534	—	1 534
Other	881	—	881	563	—	563
	6 341	—	6 341	4 050	—	4 050
Corporate and Eliminations
	(1 304)	—	(1 304)	(636)	—	(636)
Total Revenue from Contracts with Customers	10 441	317	10 758	6 292	201	6 493
Nine months ended September 30	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	9 995	—	9 995	6 131	—	6 131
Bitumen	3 969	—	3 969	1 405	—	1 405
	13 964	—	13 964	7 536	—	7 536
Exploration and Production
Crude oil and natural gas liquids	1 331	903	2 234	790	551	1 341
Natural gas	—	6	6	—	3	3
	1 331	909	2 240	790	554	1 344
Refining and Marketing
Gasoline	7 212	—	7 212	4 979	—	4 979
Distillate	6 876	—	6 876	4 798	—	4 798
Other	2 204	—	2 204	1 619	—	1 619
	16 292	—	16 292	11 396	—	11 396
Corporate and Eliminations
	(3 260)	—	(3 260)	(2 094)	—	(2 094)
Total Revenue from Contracts with Customers	28 327	909	29 236	17 628	554	18 182
2021 Third Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Energy trading activities
Gains (losses) recognized in earnings	41	(15)	50	152
Gains (losses) on inventory valuation	2	(18)	1	(28)
Short-term commodity risk management	(24)	22	(194)	121
Investment and interest income	11	29	57	78
Insurance proceeds(1)	38	—	38	49
Other	—	12	7	39
	68	30	(41)	411

(1)
Three and nine months ended September 30, 2021, includes insurance proceeds for the outage at the secondary extraction facilities at Oil Sands Base Plant and nine months ended September 30, 2020, includes insurance proceeds for the outage at MacKay River, both within the Oil Sands segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense (recovery) for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Equity-settled plans	4	7	17	26
Cash-settled plans	(2)	(51)	180	(120)
	2	(44)	197	(94)
6. Financing Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Interest on debt	213	225	639	666
Interest on lease liabilities	40	42	122	126
Capitalized interest	(38)	(29)	(106)	(94)
Interest expense	215	238	655	698
Interest on partnership liability	13	13	39	39
Interest on pension and other post-retirement benefits	15	14	44	41
Accretion	76	71	227	209
Foreign exchange loss (gain) on U.S. dollar denominated debt	282	(307)	(88)	290
Operational foreign exchange and other	(29)	6	35	(36)
Loss on extinguishment of long-term debt	80	—	80	—
	652	35	992	1 241
During the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of  $951 million) senior unsecured notes with a coupon interest of 3.60% originally scheduled to mature on December 1, 2024, for US$822 million ($1.0 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of  $80 million ($60 million after tax).
56   2021 Third Quarter   Suncor Energy Inc.

In the second quarter of 2021, the company reduced the size of each tranche of its syndicated credit facilities by US$500 million and $500 million to US$2.0 billion and $3.0 billion, respectively, and extended the maturity from April 2022 and April 2023 to June 2024 and June 2025, respectively.
On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.
During the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10%, originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of  $12 million ($9 million after-tax).
The company also completed an early redemption of its US$220 million (book value of  $278 million) senior unsecured notes with a coupon of 9.40%, originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of  $10 million ($8 million after-tax).
Effective March 5, 2021, the company terminated $2.8 billion of bilateral credit facilities as these credit facilities were no longer required. The terminated credit facilities had a two-year term and were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic should they have been required.
7. Supplemental Cash Flow Information
The (increase) decrease in non-cash working capital is comprised of:
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Accounts receivable	321	(10)	(767)	1 213
Inventories	100	(138)	(544)	391
Accounts payable and accrued liabilities	699	523	1 891	(1 392)
Current portion of provisions	131	8	215	11
Income taxes payable (net)	824	(174)	1 426	(1 431)
	2 075	209	2 221	(1 208)
Relating to:
Operating activities	2 077	79	2 036	(794)
Investing activities	(2)	130	185	(414)
	2 075	209	2 221	(1 208)
8. Earnings (Loss) per Common Share
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	877	(12)	2 566	(4 151)
(millions of common shares)
Weighted average number of common shares	1 477	1 525	1 501	1 526
Dilutive securities:
Effect of share options	—	—	—	—
Weighted average number of diluted common shares	1 477	1 525	1 501	1 526
(dollars per common share)
Basic and diluted earnings (loss) per share	0.59	(0.01)	1.71	(2.72)
2021 Third Quarter   Suncor Energy Inc.   57

Notes to the Consolidated Financial Statements
9. Normal Course Issuer Bid
During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022. For the three months ended September 30, 2021, the company repurchased 28.1 million common shares under the 2021 NCIB at an average price of  $25.05 per share, for a total repurchase cost of  $704 million. For the nine months ended September 30, 2021, the company repurchased 63.1 million common shares under the 2021 NCIB at an average price of  $26.39 per share, for a total repurchase cost of  $1.67 billion.
During the third quarter of 2021, Suncor received approval from the TSX to amend the 2021 NCIB effective as of the close of markets on July 30, 2021, to purchase common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased under the 2021 NCIB from February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB have been amended.
Subsequent to the third quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021, to purchase common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Share repurchase activities (thousands of common shares)
Shares repurchased	28 112	—	63 101	7 527
Amounts charged to:
Share capital	463	—	1 039	124
Retained earnings	241	—	626	183
Share repurchase cost	704	—	1 665	307
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	September 30 2021	December 31 2020
Amounts charged to:
Share capital	132	—
Retained earnings	78	—
Liability for share purchase commitment	210	—
10. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
58   2021 Third Quarter   Suncor Energy Inc.

The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2020	(121)
Cash settlements – paid during the year	208
Changes in fair value recognized in earnings during the year	(144)
Fair value outstanding at September 30, 2021	(57)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2021, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2021:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	75	82	—	157
Accounts payable	(188)	(26)	—	(214)
	(113)	56	—	(57)
During the third quarter of 2021, there were no transfers between Level 1 and Level 2 fair value measurements.
A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor’s customers are large and established downstream companies with investment grade credit ratings.
Non-Derivative Financial Instruments
At September 30, 2021, the carrying value of fixed-term debt accounted for under amortized cost was $14.6 billion (December 31, 2020 – $15.2 billion) and the fair value was $17.8 billion (December 31, 2020 – $18.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. Asset Impairment
Oil Sands
During the first quarter of 2020, the company recorded an impairment of  $1.38 billion (net of taxes of  $0.44 billion) on its share of the Fort Hills assets in the Oil Sands segment.
2021 Third Quarter   Suncor Energy Inc.   59

Notes to the Consolidated Financial Statements
No indicators of impairment or reversals of impairment were identified at September 30, 2021.
Exploration and Production
White Rose assets:
During the first quarter of 2020, the company recorded an impairment of  $137 million (net of taxes of  $45 million) on its share of the White Rose assets in the Exploration and Production segment.
In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed another impairment test of the White Rose cash-generating unit (CGU). An after-tax impairment charge of  $423 million (net of taxes of  $136 million) was recognized and the White Rose CGU was fully impaired at December 31, 2020.
No indicators of impairment reversal were identified at September 30, 2021.
Terra Nova assets:
During the third quarter of 2021, the company finalized an agreement with the co-owners of the Terra Nova project to restructure the project ownership and move forward with the Asset Life Extension project. The agreement increased the company’s working interest to approximately 48% (previously approximately 38%) and includes royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of  $8 million) in cash consideration to acquire the additional 10% working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the third quarter of 2021, the company performed an impairment reversal test on the Terra Nova cash generating unit (CGU) as the recoverable amount of this CGU was sensitive to the financial support from the Government of Newfoundland and Labrador and revised royalty structure resulting in increased profitability and economic value. The impairment reversal test was performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 10).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the Terra Nova CGU and the company recorded an impairment reversal of  $168 million (net of taxes of  $53 million) on its share of the Terra Nova assets in the Exploration and Production segment. In addition to the financial support from the government, the recoverable amount was determined based on the following asset-specific assumptions:
•
Brent price forecast of US$65.00/bbl in 2023 and US$68.00/bbl in 2024, escalating at 2% per year thereafter over the life of the project to 2033 and adjusted for asset-specific location and quality differentials;

•
the anticipated return to operations before the end of 2022 and the company’s share of production of approximately 6,000 bbls/d (37.68% working interest) over the life of the project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $177 million as at September 30, 2021.
During the first quarter of 2020, the company recorded an impairment of  $285 million (net of taxes of  $93 million) on its share of the Terra Nova assets in the Exploration and Production segment.
No other indicators of impairment or reversals of impairment were identified at September 30, 2021.
12. Provisions
Suncor’s decommissioning and restoration provision decreased by $1.1 billion for the nine months ended September 30, 2021. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 3.70% (December 31, 2020 – 3.10%).
13. Pensions and Other Post-Retirement Benefits
For the nine months ended September 30, 2021, the actuarial gain on employee retirement benefit plans was $810 million (net of taxes of  $255 million) mainly due to an increase in the discount rate to 3.30% (December 31, 2020 – 2.50%).
14. Assets Held for Sale
Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million, resulting in an estimated after-tax gain on sale of approximately $235 million.
60   2021 Third Quarter   Suncor Energy Inc.

The contingent consideration is receivable in the second half of 2023, if between July 2021 and June 2023 the Dated Brent average crude price equals or exceeds US$55/bbl, upon which US$25 million is receivable; or if the Dated Brent average crude price equals or exceeds US$65/bbl, upon which US$50 million is receivable. As at September 30, 2021, the company has reclassified the assets and liabilities related to its working interest in the Golden Eagle Area Development as assets held for sale. The company completed the sale on October 22, 2021 with an effective date of January 1, 2021. The Golden Eagle Area Development is reported within the Exploration and Production segment.
The table below details the assets and liabilities held for sale as at September 30, 2021:
($ millions)	September 30 2021
Assets
Current assets	16
Property, plant and equipment, net	237
Total Assets	253
Liabilities
Current liabilities	(8)
Provisions	(170)
Deferred income taxes	(3)
Total Liabilities	(181)
Net Assets	72
15. Subsequent Event
On October 27, 2021, Suncor’s Board of Directors approved an increase in the company’s quarterly dividend to $0.42 per common share from $0.21 per common share.
2021 Third Quarter   Suncor Energy Inc.   61

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
	Three months ended					Nine months ended		Twelve months ended
($ millions, except per share amounts)	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Sep 30 2021	Sep 30 2020	Dec 31 2020
Revenues, net of royalties, and other income	10 213	9 093	8 636	6 594	6 457	27 942	18 458	25 052
Net earnings (loss)
Oil Sands	484	441	326	(293)	(531)	1 251	(3 503)	(3 796)
Exploration and Production	407	250	163	(379)	25	820	(453)	(832)
Refining and Marketing	646	375	707	268	384	1 728	598	866
Corporate and Eliminations	(660)	(198)	(375)	236	110	(1 233)	(793)	(557)
Total	877	868	821	(168)	(12)	2 566	(4 151)	(4 319)
Operating earnings (loss)(A)(B)
Oil Sands	489	465	299	(130)	(539)	1 253	(2 135)	(2 265)
Exploration and Production	239	250	163	44	25	652	(31)	13
Refining and Marketing	658	361	714	280	356	1 733	602	882
Corporate and Eliminations	(343)	(354)	(430)	(303)	(180)	(1 127)	(540)	(843)
Total	1 043	722	746	(109)	(338)	2 511	(2 104)	(2 213)
Funds from (used in) operations(A)
Oil Sands	1 591	1 680	1 400	729	556	4 671	1 257	1 986
Exploration and Production	357	411	285	312	260	1 053	742	1 054
Refining and Marketing	947	581	962	415	594	2 490	1 293	1 708
Corporate and Eliminations	(254)	(310)	(537)	(235)	(244)	(1 101)	(637)	(872)
Total	2 641	2 362	2 110	1 221	1 166	7 113	2 655	3 876
Change in non-cash working capital	2 077	(276)	235	(407)	79	2 036	(794)	(1 201)
Cash flow provided by (used in) operating activities	4 718	2 086	2 345	814	1 245	9 149	1 861	2 675
Per common share
Net earnings (loss) – basic	0.59	0.58	0.54	(0.11)	(0.01)	1.71	(2.72)	(2.83)
Operating earnings (loss) – basic(A)(B)	0.71	0.48	0.49	(0.07)	(0.22)	1.67	(1.38)	(1.45)
Cash dividends – basic	0.21	0.21	0.21	0.21	0.21	0.63	0.89	1.10
Funds from operations – basic(A)	1.79	1.57	1.39	0.80	0.76	4.74	1.74	2.54
Cash flow provided by (used in) operating activities – basic	3.19	1.39	1.54	0.53	0.82	6.10	1.22	1.75
Capital and exploration expenditures (including capitalized interest)
Oil Sands	935	834	539	628	661	2 308	2 108	2 736
Exploration and Production	64	64	69	80	99	197	409	489
Refining and Marketing	142	375	120	181	156	637	334	515
Corporate and Eliminations	80	74	75	78	25	229	108	186
Total capital and exploration expenditures	1 221	1 347	803	967	941	3 371	2 959	3 926
	For the twelve months ended
	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020
Return on capital employed(A) (%)	4.5	1.9	(1.4)	(6.9)	(10.2)
Return on capital employed – excluding impairments and impairment reversals(A) (%)	4.9	2.6	(0.6)	(2.9)	(1.3)

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Beginning in the first quarter of 2021, the company has revised its operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
62   2021 Third Quarter   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	Three months ended					Nine months ended		Twelve months ended
Oil Sands	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Sep 30 2021	Sep 30 2020	Dec 31 2020
Production Volumes (mbbls/d)
Upgraded product (SCO and diesel) production
Oil Sands operations	221.0	326.8	329.6	309.7	252.3	291.1	301.1	303.1
Syncrude	184.5	110.4	190.3	204.6	158.5	161.7	149.2	163.1
Total upgraded production	405.5	437.2	519.9	514.3	410.8	452.8	450.3	466.2
Non-upgraded bitumen production
Oil Sands operations	148.8	133.2	119.5	94.8	65.6	134.8	60.4	69.1
Fort Hills	50.8	45.3	51.2	62.4	42.6	49.1	56.8	58.1
Total Oil Sands non-upgraded bitumen production	199.6	178.5	170.7	157.2	108.2	183.9	117.2	127.2
Total Oil Sands production volumes	605.1	615.7	690.6	671.5	519.0	636.7	567.5	593.4
Oil Sands sales volumes (mbbls/d)
Upgraded product (SCO and diesel)	418.6	433.9	515.2	495.6	420.1	455.4	458.4	467.9
Non-upgraded bitumen	194.4	183.5	180.2	139.6	119.1	186.2	121.0	125.6
Total Oil Sands sales volumes	613.0	617.4	695.4	635.2	539.2	641.6	579.4	593.5
Oil Sands operations cash operating costs – Average(1)(A) ($/bbl)*
Cash costs	25.20	21.25	20.60	23.50	28.85	22.20	26.35	25.60
Natural gas	3.85	2.60	2.70	3.00	2.90	3.00	2.45	2.60
	29.05	23.85	23.30	26.50	31.75	25.20	28.80	28.20
Fort Hills bitumen cash operating costs(1)(A) ($/bbl)*
Cash costs	38.00	38.60	33.95	29.40	33.05	36.75	31.45	30.90
Natural gas	2.90	2.75	3.10	2.15	2.15	2.95	1.80	1.90
	40.90	41.35	37.05	31.55	35.20	39.70	33.25	32.80
Syncrude SCO cash operating costs(1)(A) ($/bbl)*
Cash costs	29.75	47.65	30.85	27.30	33.30	34.25	34.95	32.55
Natural gas	1.30	2.60	1.40	1.15	1.05	1.65	1.30	1.25
	31.05	50.25	32.25	28.45	34.35	35.90	36.25	33.80

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2021 Third Quarter   Suncor Energy Inc.   63

Quarterly Operating Summary (continued)
(unaudited)
	Three months ended					Nine months ended		Twelve months ended
Oil Sands Segment Netbacks(A)(C)	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Sep 30 2021	Sep 30 2020	Dec 31 2020
Bitumen ($/bbl)
Average price realized	65.53	55.54	47.57	34.06	29.56	56.50	26.26	28.44
Royalties	(7.99)	(3.65)	(0.83)	(0.25)	(0.36)	(4.26)	(0.34)	(0.32)
Transportation and distribution costs	(5.62)	(5.34)	(5.04)	(5.16)	(5.28)	(5.34)	(6.43)	(6.07)
Net operating expenses	(18.10)	(15.55)	(13.88)	(19.84)	(17.85)	(15.92)	(20.23)	(20.14)
Operating netback	33.82	31.00	27.82	8.81	6.07	30.98	(0.74)	1.91
SCO and diesel ($/bbl)
Average price realized	84.80	81.34	69.40	51.34	50.72	77.96	47.04	48.19
Royalties	(9.33)	(4.01)	(3.10)	(0.31)	(0.82)	(5.32)	(0.49)	(0.45)
Transportation and distribution costs	(4.59)	(4.84)	(4.18)	(3.75)	(4.54)	(4.52)	(4.59)	(4.36)
Net operating expenses	(33.44)	(32.04)	(26.64)	(26.94)	(31.49)	(30.47)	(30.35)	(29.45)
Operating netback	37.44	40.45	35.48	20.34	13.87	37.65	11.61	13.93
Average Oil Sands segment ($/bbl)
Average price realized	78.69	73.67	63.73	47.54	46.04	71.73	42.70	44.01
Royalties	(8.91)	(3.90)	(2.50)	(0.31)	(0.72)	(5.01)	(0.48)	(0.44)
Transportation and distribution costs	(4.91)	(4.99)	(4.41)	(4.06)	(4.70)	(4.76)	(4.97)	(4.72)
Net operating expenses	(28.58)	(27.14)	(23.34)	(25.38)	(28.47)	(26.25)	(28.24)	(27.48)
Operating netback	36.29	37.64	33.48	17.79	12.15	35.71	9.01	11.37

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
64   2021 Third Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	Three months ended					Nine months ended		Twelve months ended
Exploration and Production	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Sep 30 2021	Sep 30 2020	Dec 31 2020
Production Volumes
Exploration and Production Canada (mbbls/d)	54.4	57.5	58	56.8	57.1	56.6	60.6	59.7
Exploration and Production International (mboe/d)	39.1	26.5	37.3	40.9	40.1	34.3	42.3	42.0
Total production volumes (mboe/d)	93.5	84.0	95.3	97.7	97.2	90.9	102.9	101.7

Total Sales Volumes (mboe/d)	76.3	103.8	84.2	98.8	96.0	88.1	103.9	102.6
Netbacks(A)(C)
East Coast Canada ($/bbl)
Average price realized	92.88	82.24	76.09	56.44	58.77	83.51	51.41	52.62
Royalties	(11.88)	(13.26)	(9.24)	(6.83)	(5.70)	(11.64)	(3.50)	(4.30)
Transportation and distribution costs	(2.65)	(1.59)	(2.18)	(2.19)	(2.56)	(2.08)	(3.16)	(2.93)
Operating costs	(12.87)	(10.27)	(11.27)	(12.21)	(13.23)	(11.34)	(12.24)	(12.23)
Operating netback	65.48	57.12	53.40	35.21	37.28	58.45	32.51	33.16
International excluding Libya ($/boe)
Average price realized	89.19	80.41	72.05	54.93	56.56	79.67	51.80	52.51
Transportation and distribution costs	(3.90)	(1.59)	(2.54)	(2.10)	(2.50)	(2.58)	(2.27)	(2.23)
Operating costs	(10.30)	(13.20)	(8.05)	(7.51)	(7.29)	(10.47)	(6.93)	(7.06)
Operating netback	74.99	65.62	61.46	45.32	46.77	66.62	42.60	43.22

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
2021 Third Quarter   Suncor Energy Inc.   65

Quarterly Operating Summary (continued)
(unaudited)
	Three months ended					Nine months ended		Twelve months ended
Refining and Marketing	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Sep 30 2021	Sep 30 2020	Dec 31 2020
Refined product sales (mbbls/d)	551.5	463.3	548.1	508.8	534.0	521.1	501.6	503.4
Crude oil processed (mbbls/d)	460.3	325.3	428.4	438.0	399.7	404.8	396.5	407.0
Rack forward sales volume (ML)	5 414	4 791	4 866	4 918	5 285	15 071	14 585	19 503
Utilization of refining capacity (%)	99	70	92	95	87	87	86	88
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	35.75	38.00	40.75	25.75	30.75	38.10	25.10	25.30
Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	33.80	29.05	30.30	25.05	25.00	31.25	29.95	28.65
Rack forward gross margin (cpl)(A)(G)	7.08	8.30	6.75	7.70	7.50	7.35	6.90	7.10
Refining operating expense ($/bbl)(A)	5.45	6.65	5.75	5.20	5.40	5.90	5.60	5.50
Rack forward operating expense (cpl)(A)(G)	2.80	3.10	2.80	3.00	2.70	2.90	2.90	2.95
Eastern North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	114.1	97.5	115.6	105.5	120.2	109.1	103.0	103.6
Distillate	93.7	86.4	95.8	94.9	93.4	91.9	90.8	91.9
Total transportation fuel sales	207.8	183.9	211.4	200.4	213.6	201.0	193.8	195.5
Petrochemicals	10.3	12.4	12.9	8.9	8.2	11.9	9.2	9.1
Asphalt	22.4	16.5	12.0	15.9	19.1	17.0	14.6	14.9
Other	21.7	15.4	25.6	24.3	18.7	20.9	23.2	23.5
Total refined product sales	262.2	228.2	261.9	249.5	259.6	250.8	240.8	243.0
Crude oil supply and refining
Processed at refineries (mbbls/d)	212.3	183.7	200.5	212.6	208.7	198.9	197.0	201.0
Utilization of refining capacity (%)	96	83	90	96	94	90	89	91
Western North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	122.4	103.5	117.0	107.4	113.2	114.3	111.5	110.5
Distillate	140.1	110.5	149.9	128.0	127.2	133.5	122.4	123.8
Total transportation fuel sales	262.5	214.0	266.9	235.4	240.4	247.8	233.9	234.3
Asphalt	13.8	8.8	6.0	9.9	17.4	9.6	13.5	12.6
Other	13.0	12.3	13.3	14.0	16.6	12.9	13.4	13.5
Total refined product sales	289.3	235.1	286.2	259.3	274.4	270.3	260.8	260.4
Crude oil supply and refining
Processed at refineries (mbbls/d)	248.0	141.6	227.9	225.4	191.0	205.9	199.5	206.0
Utilization of refining capacity(D) (%)	102	58	93	94	80	84	83	86

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(D)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(G)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack Forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the quarterly operating summaries.
66   2021 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation
(unaudited)
Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)
	September 30, 2021			June 30, 2021
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues	1 623	3 354	4 977	1 342	3 294	4 636
Other (loss) income	1	75	76	(71)	(8)	(79)
Purchases of crude oil and products	(387)	(55)	(442)	(321)	(24)	(345)
Gross realization adjustment(2)	(65)	(109)		(22)	(50)
Gross realizations	1 172	3 265		928	3 212
Royalties	(145)	(359)	(504)	(62)	(158)	(220)
Transportation and distribution	(100)	(177)	(277)	(89)	(191)	(280)
Transportation and distribution adjustment(3)	—	—		—	—
Net transportation and distribution	(100)	(177)		(89)	(191)
Operating, selling and general	(422)	(1 582)	(2 004)	(360)	(1 585)	(1 945)
Operating, selling and general adjustment(4)	99	294		101	317
Net operating expenses	(323)	(1 288)		(259)	(1 268)
Gross profit	604	1 441		518	1 595
Sales volumes (mbbls)	17 888	38 507		16 700	39 489
Operating netback per barrel	33.82	37.44		31.00	40.45
	March 31, 2021			December 31, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues	1 004	3 347	4 351	638	2 443	3 081
Other (loss) income	7	(9)	(2)	(9)	(4)	(13)
Purchases of crude oil and products	(203)	(47)	(250)	(128)	(47)	(175)
Gross realization adjustment(2)	(35)	(74)		(63)	(51)
Gross realizations	773	3 217		438	2 341
Royalties	(14)	(144)	(158)	(4)	(14)	(18)
Transportation and distribution	(82)	(194)	(276)	(256)	(170)	(426)
Transportation and distribution adjustment(3)	—	—		189	—
Net transportation and distribution	(82)	(194)		(67)	(170)
Operating, selling and general	(325)	(1 648)	(1 973)	(261)	(1 478)	(1 739)
Operating, selling and general adjustment(4)	100	413		6	250
Net operating expenses	(225)	(1 235)		(255)	(1 228)
Gross profit	452	1 644		112	929
Sales volumes (mbbls)	16 246	46 343		12 837	45 601
Operating netback per barrel	27.82	35.48		8.81	20.34

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
2021 Third Quarter   Suncor Energy Inc.   67

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)
	September 30, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues	527	2 040	2 567
Other (loss) income	23	17	40
Purchases of crude oil and products	(143)	(28)	(171)
Gross realization adjustment(2)	(83)	(69)
Gross realizations	324	1 960
Royalties	(4)	(32)	(36)
Transportation and distribution	(61)	(175)	(236)
Transportation and distribution adjustment(3)	3	—
Net transportation and distribution	(58)	(175)
Operating, selling and general	(190)	(1 460)	(1 650)
Operating, selling and general adjustment(4)	(5)	243
Net operating expenses	(195)	(1 217)
Gross Profit	67	536
Sales volumes (mbbls)	10 949	38 646
Operating netback per barrel	6.07	13.87
	September 30, 2021			September 30, 2020
For the nine months ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues	3 969	9 995	13 964	1 405	6 131	7 536
Other (loss) income	(63)	58	(5)	30	281	311
Purchases of crude oil and products	(911)	(126)	(1 037)	(574)	(95)	(669)
Gross realization adjustment(2)	(122)	(233)		9	(407)
Gross realizations	2 873	9 694		870	5 910
Royalties	(221)	(661)	(882)	(15)	(62)	(77)
Transportation and distribution	(271)	(562)	(833)	(220)	(577)	(797)
Transportation and distribution adjustment(3)	—	—		8	—
Net transportation and distribution	(271)	(562)		(212)	(577)
Operating, selling and general	(1 107)	(4 815)	(5 922)	(768)	(4 662)	(5 430)
Operating, selling and general adjustment(4)	300	1 024		97	849
Net operating expenses	(807)	(3 791)		(671)	(3 813)
Gross profit (loss)	1 574	4 680		(28)	1 458
Sales volumes (mbbls)	50 834	124 339		33 143	125 610
Operating netback per barrel	30.98	37.65		(0.74)	11.61

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2021 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)
	December 31, 2020
For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues	2 043	8 574	10 617
Other income	21	277	298
Purchases of crude oil and products	(702)	(142)	(844)
Gross realization adjustment(2)	(54)	(458)
Gross realizations	1 308	8 251
Royalties	(15)	(76)	(91)
Transportation and distribution	(476)	(747)	(1 223)
Transportation and distribution adjustment(3)	197	—
Net transportation and distribution	(279)	(747)
Operating, selling and general	(1 029)	(6 140)	(7 169)
Operating, selling and general adjustment(4)	103	1 099
Net operating expenses	(926)	(5 041)
Gross profit	88	2 387
Sales volumes (mbbls)	45 980	171 211
Operating netback per barrel	1.91	13.93

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
2021 Third Quarter   Suncor Energy Inc.   69

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)
	September 30, 2021				June 30, 2021
For the quarter ended	International	East Coast Canada	Other(6)	E&P Segment	International	East Coast Canada	Other(6)	E&P Segment
Operating revenues	185	427	132	744	211	518	177	906
Royalties	—	(55)	(54)	(109)	—	(84)	(134)	(218)
Transportation and distribution	(8)	(13)	(2)	(23)	(4)	(10)	(6)	(20)
Operating, selling and general	(29)	(66)	(6)	(101)	(43)	(75)	(4)	(122)
Non-production costs(7)	7	9			8	11
Gross profit	155	302			172	360
Sales volumes (mboe)	2 058	4 613			2 619	6 301
Operating netback per barrel	74.99	65.48			65.62	57.12
	March 31, 2021				December 31, 2020
For the quarter ended	International	East Coast Canada	Other(6)	E&P Segment	International	East Coast Canada	Other(6)	E&P Segment
Operating revenues	204	361	25	590	193	299	63	555
Royalties	—	(44)	—	(44)	—	(36)	(49)	(85)
Transportation and distribution	(7)	(10)	(35)	(52)	(7)	(12)	(1)	(20)
Operating, selling and general	(33)	(66)	(11)	(110)	(32)	(71)	(11)	(114)
Non-production costs(7)	10	12			5	6
Gross profit	174	253			159	186
Sales volumes (mboe)	2 828	4 748			3 511	5 294
Operating netback per barrel	61.46	53.40			45.32	35.21
	September 30, 2020
For the quarter ended	International	East Coast Canada	Other(6)	E&P Segment
Operating revenues	201	311	—	512
Royalties	—	(30)	—	(30)
Transportation and distribution	(9)	(15)	—	(24)
Operating, selling and general	(33)	(77)	(8)	(118)
Non-production costs(7)	7	8
Gross profit	166	197
Sales volumes (mboe)	3 552	5 281
Operating netback per barrel	46.77	37.28

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
70   2021 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)
	September 30, 2021				September 30, 2020
For the nine months ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment
Operating revenues	600	1 306	334	2 240	616	853	(125)	1 344
Royalties	—	(183)	(188)	(371)	—	(58)	—	(58)
Transportation and distribution	(19)	(33)	(43)	(95)	(27)	(53)	—	(80)
Operating, selling and general	(105)	(207)	(21)	(333)	(99)	(230)	(33)	(362)
Non-production costs(7)	25	32			16	27
Gross profit	501	915			506	539
Sales volumes (mboe)	7 505	15 662			11 895	16 585
Operating netback per barrel	66.62	58.45			42.60	32.51
	December 31, 2020
For the year ended	International	East Coast Canada	Other(6)	E&P Segment
Operating revenues	809	1 152	(62)	1 899
Royalties	—	(94)	(49)	(143)
Transportation and distribution	(34)	(65)	(1)	(100)
Operating, selling and general	(131)	(301)	(44)	(476)
Non-production costs(7)	21	33
Gross profit	665	725
Sales volumes (mboe)	15 406	21 879
Operating netback per barrel	43.22	33.16

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2021 Third Quarter   Suncor Energy Inc.   71

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing(A)
($ millions, except as noted)
	Three months ended					Nine months ended		Twelve months ended
Refining and marketing margin reconciliation	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Sep 30 2021	Sep 30 2020	Dec 31 2020
Operating revenues	6 341	4 938	5 013	3 876	4 050	16 292	11 396	15 272
Purchases of crude oil and products	(4 710)	(3 712)	(3 275)	(2 744)	(2 840)	(11 697)	(8 499)	(11 243)
Total gross margin	1 631	1 226	1 738	1 132	1 210	4 595	2 897	4 029
Other (loss) income	(9)	6	(45)	(10)	(2)	(48)	58	48
Non-refining and marketing margin(8)	(13)	(14)	(13)	(14)	(14)	(40)	(43)	(57)
Refining and marketing gross margin(A)	1 609	1 218	1 680	1 108	1 194	4 507	2 912	4 020
Refinery production (mbbls)(9)	45 008	32 053	41 211	43 036	38 857	118 272	115 955	158 991
Refining and marketing gross margin – FIFO ($/bbl)(A)	35.75	38.00	40.75	25.75	30.75	38.10	25.10	25.30
FIFO adjustment	(91)	(288)	(432)	(30)	(223)	(811)	562	532
Refining and marketing gross margin – LIFO(A)	1 518	930	1 248	1 078	971	3 696	3 474	4 552
Refining and marketing gross margin – LIFO ($/bbl)(A)(E)(F)	33.80	29.05	30.30	25.05	25.00	31.25	29.95	28.65
Rack forward margin(G)
Refining and marketing gross margin(A)	1 609	1 218	1 680	1 108	1 194	4 507	2 912	4 020
Refining and supply gross margin	(1 225)	(820)	(1 351)	(728)	(796)	(3 396)	(2 304)	(2 634)
Rack forward gross margin(10)	384	398	329	380	398	1 111	608	1 386
Sales volume (ML)	5 414	4 791	4 866	4 918	5 285	15 071	14 585	19 503
Rack forward gross margin (cpl)(A)	7.08	8.30	6.75	7.70	7.50	7.35	6.90	7.10
Refining operating expense reconciliation
Refining operating expense	246	213	237	224	210	696	650	874
Rack forward operating expense	151	148	136	148	143	435	424	572
Other operating expenses(G)(11)	105	111	106	100	64	322	213	313
Operating, selling and general(H)	502	472	479	472	417	1,453	1 287	1 759
Refinery production (mbbls)(9)	45 026	32 050	41 211	43 036	38 857	118 287	115 955	158 991
Refining operating expense ($/bbl)(A)	5.45	6.65	5.75	5.20	5.40	5.90	5.60	5.50
Rack forward operating expense(G)
Rack forward operating expense	151	148	136	148	143	435	424	572
Sales volume (ML)	5 414	4,791	4,866	4,918	5,285	15 071	14 585	19 503
Rack forward operating expense (cpl)(A)	2.80	3.10	2.80	3.00	2.70	2.90	2.90	2.95

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(E)
Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(F)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(G)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack Forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(H)
Prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

See accompanying footnotes and definitions to the quarterly operating summaries.
72   2021 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing(A)
Suncor custom 5-2-2-1 index(12)
(US$/bbl, except as noted)		Three months ended					Nine months ended		Twelve months ended
(average for the three months, nine months and twelve months ended)		Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Sep 30 2021	Sep 30 2020	Dec 31 2020
WTI crude oil at Cushing		70.55	66.05	57.80	42.65	40.95	64.85	38.30	39.40
SYN crude oil at Edmonton		68.95	66.40	54.30	39.60	38.50	63.25	35.10	36.25
WCS at Hardisty		56.95	54.60	45.40	33.35	31.90	52.35	24.65	26.85
New York Harbor 2-1-1 crack(I)		20.90	20.35	15.60	9.85	10.20	18.95	12.40	11.75
Chicago 2-1-1 crack(I)		20.45	20.25	13.40	7.95	7.75	18.05	8.10	8.05
Product value
New York Harbor 2-1-1 crack(J)	40%	36.60	34.55	29.35	21.00	20.45	33.50	20.30	20.45
Chicago 2-1-1 crack(K)	40%	36.40	34.50	28.50	20.25	19.50	33.15	18.55	19.00
WTI	20%	14.10	13.20	11.55	8.55	8.20	12.95	7.65	7.90
Seasonality factor		5.00	5.00	6.50	6.50	5.00	5.50	5.50	5.75
		92.10	87.25	75.90	56.30	53.15	85.10	52.00	53.10
Crude value
SYN	40%	27.60	26.55	21.70	15.85	15.40	25.30	14.05	14.50
WCS	40%	22.80	21.85	18.15	13.35	12.75	20.95	9.85	10.75
WTI	20%	14.10	13.20	11.55	8.55	8.20	12.95	7.65	7.90
		64.50	61.60	51.40	37.75	36.35	59.20	31.55	33.15
Suncor custom 5-2-2-1 index		27.60	25.65	24.50	18.55	16.80	25.90	20.45	19.95
Suncor custom 5-2-2-1 index (Cdn$/bbl)(F)		34.80	31.50	31.05	24.50	22.35	32.40	27.70	26.75

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(F)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(I)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(J)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(K)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2021 Third Quarter   Suncor Energy Inc.   73

Operating Summary Information
Non-GAAP Financial Measures
Certain financial measures in this document – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Netbacks
E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, Canada’s Emergency Wage Subsidy (CEWS) and COVID-19 related costs, research costs, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(4)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(5)
Reflects adjustments for royalties not related to crude products.

(6)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(7)
Reflects adjustments for general and administrative costs not directly attributed to production.

(8)
Reflects adjustments for intersegment marketing fees and impact of inventory write-downs.

(9)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(10)
Rack forward operating revenues, other income less purchases of crude oil and products.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses, certain general and administrative costs not directly attributable to refinery production, and CEWS amounts.

74   2021 Third Quarter   Suncor Energy Inc.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million of litres
WTI	– West Texas intermediate
SYN	– sweet synthetic crude oil
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2021 Third Quarter   Suncor Energy Inc.   75